Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
December 31, 2019
(Unaudited)

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

I.	INTRODUCTION
This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2019 (FY19). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Note A to IFC’s condensed consolidated financial statements as of and for the three and six months ended December 31, 2019 (FY20 YTD condensed consolidated financial statements).
Prior to the year ending June 30, 2020 (FY20), Management has used Income Available for Designations (a non-GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprised net income excluding: net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.
Management is in the process of reviewing the methodology for designations of retained earnings in FY20 due to the suspension of transfers to IDA beginning in FY20. Designations of retained earnings to advisory services, including the Creating Markets Advisory Window (CMAW), are expected to continue to further support IFC's efforts to work upstream and in challenging environments.

II.	SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the six months ended		As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	June 30, 2019
Long-Term Finance Own Account Commitments	$4,467	$2,872	$3,069	$1,753	$8,920
Core Mobilization	5,062	3,939	3,905	3,239	10,206
Total Long-Term Finance Commitments (Own Account and Core Mobilization)	$9,529	$6,811	$6,974	$4,992	$19,126
Condensed Consolidated Statement of Operations (US$ millions)
Net income (loss)	$279	$(847)	$447	$(401)	$93

Key Financial Ratios	As of December 31, 2019	As of December 31, 2018	As of June 30, 2019
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	17.1%	12.0%	11.6%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	94%	98%	104%
Debt to equity ratio	2.2:1	2.3:1	2.2:1
Return on average assets (GAAP basis)	0.6%	(1.8)%	0.1%
Return on average capital (GAAP basis)	2.0%	(6.4)%	0.3%
IFC’s Capital Adequacy, as measured by DSC was 17.1% at the end of FY20 Q2, compared to 11.6% at the end of FY19. The 5.5 percentage points (pp) increase in DSC was largely due to the reduction in the capital required for the equity and treasury portfolios and the increase in net income.
IFC’s debt-to-equity ratio was 2.2:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 94%, above the minimum requirement of the Board of 45%.

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Management’s Discussion and Analysis

III. OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, the Managed Co-lending Portfolio Program (MCPP), the non-IFC portion of structured finance transactions, and the non-IFC portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC3), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars along with borrowings denominated in currencies other than US dollars which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements.
FINANCIAL PERFORMANCE SUMMARY
The overall market environment has a significant influence on IFC’s financial performance. Emerging equity markets ended higher in FY20 YTD after a significant improvement in FY20 Q2. IFC’s major investment currencies depreciated against IFC’s reporting currency, the U.S. dollar in FY20 YTD and commodity prices, including oil, improved in FY20 Q2 after a decline in FY20 Q1. IFC reported a net income of $279 million in FY20 YTD, compared to a net loss of $847 million in FY19 YTD. The higher net income in FY20 YTD was primarily due to income from equity investments of $286m in FY20 YTD compared to a loss of $833m in FY19 YTD reflecting an improved equity markets environment. IFC's net income was also impacted by lower debt security impairment losses and higher net treasury income. However, IFC also recorded lower dividend income, lower foreign currency transaction gains on non-trading activities, and higher provisions for losses on loans and guarantees. IFC’s financial performance is detailed more fully in Section VII – Results of Operations.
IV. CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries, with a special focus on infrastructure, manufacturing, agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk
2 The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
3 Effective January 31, 2020, AMC was merged with and into IFC. The AMC business is now operated as a Vice Presidency Unit within IFC. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.

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Management’s Discussion and Analysis

management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
COMMITMENTS
Total Long-Term Finance Commitments (Own Account and Core Mobilization) were $9,529 million in FY20 YTD, an increase of $2,718 million or 40% from FY19 YTD. IFC's FY20 YTD Long-Term Finance Own Account Commitments were $4,467 million, compared to $2,872 million in FY19 YTD and Core Mobilization was $5,062 million, as compared to $3,939 million for FY19 YTD, mainly due to a $730 million increased mobilization in trade finance and a $323 million increase in syndications.
In addition, the Short-Term Finance Commitments were $2,874 million at FY20 YTD, as compared to $3,275 million at FY19 YTD.
CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 1: FY20 YTD vs FY19 YTD Long-Term Finance Commitments (Own Account and Core Mobilization) (US$ millions)

	FY20 YTD	FY19 YTD
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[4]	$9,529	$6,811
Long-Term Finance Own Account Commitments
Loans	$3,657	$2,338
Guarantees	418	212
Equity Investments	366	295
Client Risk Management	26	27
Total Long-Term Finance Own Account Commitments	$4,467	$2,872
Core Mobilization
Parallel Loans	$1,925	$1,428
Loan Participations	580	793
Managed Co-lending Portfolio Program	312	205
Debt Security Mobilization	19	86
Other Mobilization	733	403
Total loan participations, parallel loans and other mobilization	$3,569	$2,915
AMC (see definitions in Table 2)
GEM Funds	$15	$90
FIG Fund	2	18
Asia Fund	—	43
Global Infrastructure Fund	—	33
Catalyst Funds	—	3
Total AMC-Related	$17	$187
Other:
Global Trade Liquidity Program, Critical Commodities Finance Program and Global Warehouse Finance Program	$730	$—
Public Private Partnership	447	351
Debt and Asset Recovery Program	299	486
Total Other	$1,476	$837
Total Core Mobilization	$5,062	$3,939
4 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management’s Discussion and Analysis

INVESTMENT DISBURSEMENTS
IFC disbursed $5,700 million for its own account in FY20 YTD ($5,361 million in FY19 YTD): $4,424 million of loans ($4,357 million in FY19 YTD), $463 million of equity securities ($466 million in FY19 YTD), and $813 million of debt securities ($538 million in FY19 YTD).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio was $43,436 million at December 31, 2019 ($43,462 million at June 30, 2019), comprising the loan portfolio of $24,431 million ($23,983 million at June 30, 2019), the equity portfolio of $12,219 million ($13,130 million at June 30, 2019), and the debt security portfolio of $6,786 million ($6,349 million at June 30, 2019).
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3,371 million were outstanding (i.e., not called) at December 31, 2019 ($2,899 million at June 30, 2019).
MCPP
As of December 31, 2019, eight global investors have committed $8.1 billion to MCPP; four investors participate exclusively in infrastructure projects, two exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 161 projects totaling $6.34 billion across 46 countries as of December 31, 2019. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of December 31, 2019, $709 million of instruments under the IDA-PSW had been approved, of which $396 million related to IFC. Refer to Note Q to the FY20 Q2 condensed consolidated financial statements for transaction details.
AMC
AMC invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.
Effective January 31, 2020, AMC, a wholly owned subsidiary of IFC, was merged with and into IFC. The AMC business is now operated as a Vice Presidency Unit within IFC. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.
Cumulatively through December 31, 2019, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2019).

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Management’s Discussion and Analysis

The Funds Managed by AMC and their activities as of and for the six months ended December 31, 2019 and 2018 are summarized as follows:
Table 2: Funds Managed by AMC and their Activities FY20 YTD vs FY19 YTD (US$ millions unless otherwise indicated)

	Through December 31, 2019				For the six months ended December 31, 2019
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$161	$3	$7
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	5
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	146	1	6
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	1
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	12
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	931	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	17	44
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	9
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,784	$21	$84
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

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Management’s Discussion and Analysis

	Through December 31, 2018				For the six months ended December 31, 2018
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	$1,430	$200	$1,230	$931	$40	$56
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	4
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	158	25	5
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	507	110	56
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	—	1
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	99	12	12
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	145	55	43
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	384	5	33
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,524	$247	$212
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.
ADVISORY and UPSTREAM SERVICES
It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in creating markets, unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC is continuing to address increasingly complex development challenges and is now enhancing its IFC’s Creating Markets strategy by introducing new upstream activities to generate investment pipeline for IFC. Upstream and Advisory are critical for IFC’s delivery on this new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA countries and Fragile and Conflict Affected States (FCS). Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
V. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital. Liquid assets are managed in a number of portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and

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Management’s Discussion and Analysis

interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $39.3 billion at December 31, 2019 ($39.7 billion at June 30, 2019). The decrease in FY20 YTD was primarily due to a $1.1 billion decrease in funded liquidity due to net debt redemptions and disbursements to clients. This was partially offset by an increase of $0.7 billion in the Net Worth Funded portfolio that reflects investment of cash from equity sales net of new equity investments plus net income from Investment Operations and liquidity management.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks in the Funded Liquidity portfolio. During FY20 YTD, there was a small portion of Funded Liquidity managed by third parties that was liquidated and will be managed internally in future.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed against a U.S. Treasury benchmark. A portion of these assets were managed by third parties with the same benchmark as the part managed internally. During FY20 YTD, these funds were liquidated and will be managed internally in future.
Income from liquid assets trading activities5 was $534 million in FY20 YTD, $402 million from the Funded Liquidity Portfolio (net asset value of $27.8 billion) and $132 million from the Net Worth Funded Portfolio (net asset value of $11.5 billion).
VI. FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $1.2 billion in FY20 YTD) totaled $7.3 billion during FY20 YTD ($9.4 billion in FY19 YTD) reflecting paced implementation of the funding program. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at December 31, 2019 with no associated interest rate swap or currency swap amounted to 4% of the total borrowings from market sources (4% at June 30, 2019).
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of December 31, 2019, $2.0 billion ($2.2 billion as of June 30, 2019) of such non-US dollar denominated market borrowings were outstanding, denominated in Bangladeshi taka, Botswana pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Namibia dollar, Philippine peso, new Romanian lei, new Serbian dinar, Turkish lira, Ukraine hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients, and/or partially swapped into US dollars.
IFC has short term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY20 YTD, IFC issued $7.4 billion of discount notes and $2.3 billion were outstanding as of December 31, 2019 under the short term discount note programs.
5 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

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CAPITAL AND RETAINED EARNINGS
Table 3: IFC's Capital (US$ millions)

	December 31, 2019	June 30, 2019
Capital
Capital stock, authorized	$2,580	$2,580
Capital stock, subscribed and paid-in	2,567	2,567
Accumulated other comprehensive loss	(1,222)	(1,232)
Retained earnings	26,550	26,271
Total capital	$27,895	$27,606
At December 31, 2019 and June 30, 2019, retained earnings comprised the following:
Table 4: IFC's Retained Earnings (US$ millions)

	December 31, 2019	June 30, 2019
Undesignated Retained Earnings	$26,084	$25,905
Designated Retained Earnings:
Grants to IDA	213	115
Creating Markets Advisory Window	152	166
Advisory Services	84	66
IFC SME Ventures for IDA countries	15	16
Performance-Based Grants	2	3
Total Designated Retained Earnings	$466	$366
Total Retained Earnings	$26,550	$26,271
DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s Deployable Strategic Capital (DSC) ratio is below 2%, and establishes a framework for prioritizing future designations to Advisory Services and for grants to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the CMAW, to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also caps grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.
Given the CMAW spending cushion at FY19-end, IFC did not make an additional designation in FY19 and expects to continue to make designations in future years as allowed by IFC’s net income and as CMAW spending ramps up.

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On August 8, 2019, the Board of Directors approved a designation of $24 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed above, a designation of $98 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 18, 2019. IFC did not recognize expenditures against designations for grants to IDA in FY19 (from FY18 designations) and the transfer was deferred to FY20 due to IFC's net loss for the first nine months ended March 31, 2019 in accordance with the Board of Directors approved approach.
Management is in the process of reviewing the methodology for designations of retained earnings in FY20 due to the suspension of transfers to IDA beginning in FY20. Designations of retained earnings to Advisory Services, including the CMAW, are expected to continue to further support IFC's efforts to work upstream and in challenging environments.
VII. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from period to period are:
Table 5: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provisions for losses on loans and guarantees	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered other than temporary. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option
Fluctuations in IFC’s own credit spread measured against US dollar LIBOR resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

The following paragraphs detail significant variances between FY20 YTD vs FY19 YTD, covering the periods included in IFC’s FY20 YTD condensed consolidated financial statements.
NET INCOME
SIX MONTHS ENDED DECEMBER 31, 2019
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $278 million in FY20 YTD, as compared to loss of $717 million in FY19 YTD.
The $995 million increase in income before net unrealized gains and losses on non-trading instruments accounted for at fair value and grants to IDA in FY20 YTD when compared to FY19 YTD was principally a result of the following:
Table 6a: Change in Net Income (Loss) FY20 YTD vs FY19 YTD (US$ millions)

Increase (decrease) FY20 YTD vs FY19 YTD
Lower unrealized losses on equity investments and associated derivatives, net	$1,167
Lower other-than-temporary impairments on debt securities	167
Lower charges on borrowings	71
Lower income from liquid asset trading activities	(28)
Lower dividend income on equity investments	(40)
Lower income from loans, guarantees and associated derivatives, including realized gains and losses	(41)
Lower foreign currency transaction gains on non-trading activities	(124)
Higher provisions for losses on loans, guarantees, accrued interest and other receivables	(158)
Other, net	(19)
Change in income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$995

	FY20 YTD	FY19 YTD
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$278	$(717)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	1	(130)
Net income (loss)	$279	$(847)
THREE MONTHS ENDED DECEMBER 31, 2019
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $356 million in FY20 Q2, as compared to a loss of $224 million in FY19 Q2.
The $580 million increase in income before net unrealized gains and losses on non-trading instruments accounted for at fair value and grants to IDA in FY20 Q2 when compared to FY19 Q2 was principally a result of the following:

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Management’s Discussion and Analysis

Table 6b: Change in Net Income (Loss) FY20 Q2 vs FY19 Q2 (US$ millions)

Increase (decrease) FY20 Q2 vs FY19 Q2
Higher unrealized gains on equity investments and associated derivatives, net	$494
Higher realized gains on equity investments and associated derivatives, net	259
Lower charges on borrowings	79
Higher foreign currency transaction losses on non-trading activities	(27)
Higher other-than-temporary impairments on debt securities	(29)
Higher provisions for losses on loans, guarantees, accrued interest and other receivables	(88)
Lower income from liquid asset trading activities	(104)
Other, net	(4)
Change in income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$580

	FY20 Q2	FY19 Q2
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$356	$(224)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	91	(177)
Net income (loss)	$447	$(401)
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY20 YTD totaled $807 million, compared with $848 million in FY19 YTD, a decrease of $41 million. The decrease was primarily driven by lower LIBOR rates, higher front-end fee amortization in FY19 YTD, lower income from loan participations, and higher expenses from purchased guarantees.
The carrying amount of IFC's loan portfolio on IFC's condensed consolidated balance sheet was $24,431 million at December 31, 2019 ($23,983 million at June 30, 2019) analyzed as follows.
Figure 1: Carrying Amount of Loan Portfolio (US$ millions)
The carrying value of the loan portfolio grew by $448 million, primarily due to new disbursements exceeding repayments and prepayments ($785 million), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($97 million), changes in reserves and fair values ($96 million) and currency exchange rate fluctuations ($116 million). IFC’s reporting currency,

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Management’s Discussion and Analysis

the US dollar, appreciated against investment currencies, particularly the Euro, Indian rupee, Brazilian real and Chinese renminbi. The remainder of the change is due to loan conversions and capitalized interest and charges.
The weighted average contractual interest rate on loans at December 31, 2019 was 5.7% (6.3% as of June 30, 2019), down from 6.4% at December 31, 2018 reflecting the decline in LIBOR rates as many of IFC’s loans periodically reprice.
INCOME (LOSS) FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
The carrying amount of IFC’s equity investment portfolio declined by $911 million to $12,219 million at December 31, 2019 (13,130 million at June 30, 2019) analyzed as follows
Figure 2: Carrying Amount of Equity Investments Portfolio (US$ millions)
Income from the equity investment portfolio, including associated derivatives, increased by $1,119 million from $833 million of losses in FY19 YTD to income of $286 million in FY20 YTD.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met and, where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise realized and unrealized gains.
IFC recognized realized net gains on equity investments and associated derivatives in FY20 YTD of $236 million, as compared to net gains of $242 million in FY19 YTD, a decrease of $6 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY20 YTD, there were seven investments that generated individual realized capital gains in excess of $20 million totaling $410 million and five investments that generated individual realized capital losses in excess of $20 million totaling $211 million, or 84% of the FY20 YTD net realized gains, compared to three investments that generated individual realized capital gains in excess of $20 million for a total of $227 million and two investments that generated individual realized capital losses in excess of $20 million totaling $56 million, or 71%, of the FY19 YTD net realized gains. Dividend income in FY20 YTD totaled $60 million, as compared with $100 million in FY19 YTD.
Net unrealized losses on equity investments and associated derivatives were $11 million in FY20 YTD due to reversals of unrealized gains and losses, measured against original disbursement, upon realization partially offset by increase in the value of equity investments, compared to net unrealized losses of $1,178 million in FY19 YTD.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
The carrying amount of IFC’s debt securities portfolio grew by $437 million to $6,786 million at December 31, 2019 ($6,349 million at June 30, 2019) analyzed as follows

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Management’s Discussion and Analysis

Figure 3: Carrying Amount of Debt Securities Portfolio (US$ millions)
Income from debt securities and associated derivatives increased $157 million from losses of $56 million in FY19 YTD to income of $101 million in FY20 YTD. The increase was primarily due to other-than-temporary impairments on debt securities of $246 million in FY19 YTD ($79 million in FY20 YTD) which included $238 million related to cumulative foreign exchange losses from the significant currency depreciation in a country with a large debt security exposure deemed as other than temporary. This was partially offset by a decrease in interest income by $22 million in FY20 YTD when compared with FY19 YTD, driven by lower interest rates (after swaps).
PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
Non‑performing loans (NPLs) increased $323 million, from $1,331 million at June 30, 2019 to $1,654 million6 at December 31, 2019. The increase was due to $489 million of loans and loan-like debt securities being placed in NPL status partially offset by write-offs, net of recoveries ($98 million), positive developments such as repayments and prepayments ($56 million) and other changes ($12 million), In FY20 YTD, eleven loans greater than $10 million, totaling $471 million, were placed in NPL status.
Figure 4: Non-performing Loans
IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $209 million in FY20 YTD ($168 million of specific provisions on loans, $57 million of portfolio provisions on loans, $16 million net release of provision on guarantees, other receivables and accrued interest) as compared to a provision of $51 million in FY19 YTD ($77 million of specific provisions on loans; $31 million of release of portfolio provisions on loans; and $5 million net provision on guarantees, other receivables and accrued interest). Project-specific developments on ten loans comprised 75% of the specific provision for losses on loans in FY20 YTD (excluding release of provisions).
At December 31, 2019, IFC’s total reserves against losses on loans were $1,323 million or 5.3% of the carrying value of loans at amortized cost ($1,191 million or 4.9% at June 30, 2019), an increase of $132 million from June 30, 2019. The increase in reserves against losses on loans due to provisions of $225 million and other adjustments of $6 million was partially offset by write-offs and net of recoveries of $97 million and foreign exchange gains related to reserves held against non-US dollar-denominated loans of $2 million.
6 Includes $149 million reported as debt securities on the Balance Sheet as of December 31, 2019 ($51 million - June 30, 2019).

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Management’s Discussion and Analysis

Specific reserves against losses on loans at December 31, 2019 of $657 million ($580 million at June 30, 2019) are held against impaired loans of $1,418 million ($1,240 million at June 30, 2019), a coverage ratio of 46% (47% at June 30, 2019).
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid asset portfolio, net of derivatives and securities lending activities, decreased by $0.4 billion from $39.7 billion at June 30, 2019, to $39.3 billion at December 31, 2019. The decrease in FY20 YTD was primarily due to a $1.1 billion decrease in Funded Liquidity that resulted from net debt redemptions and net disbursements to clients that was partially offset by an increase of $0.7 billion in the Net Worth Funded portfolio due to net equity and quasi equity liquidations and net income from investment operations and liquidity management.
Income, net of allocated funding costs, from liquid asset trading activities totaled $224 million in FY20 YTD compared to $207 million in FY19 YTD, an increase of $17 million.
Interest income in FY20 YTD totaled $390 million, compared to $374 million in FY19 YTD. The portfolio of ABS and MBS experienced fair value losses totaling $6 million in FY20 YTD. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds, and derivatives generated $150 million of gains in FY20 YTD, resulting in net gains of $144 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $188 million in FY19 YTD.
In FY20 YTD, the liquid assets portfolios outperformed their benchmarks by $109 million, up from $54 million in FY19 YTD. The increase was attributable to higher income from trading securities. In part, this reflected higher yield-spreads at the outset of FY20 due to prior under-performance. For FY20 YTD, most fixed-income sectors outperformed the Funded Liquidity benchmarks. Performance over benchmarks was generated by investments in securitized products, government-related securities, and money markets. Much of the excess return was attributable to investments in instruments (bonds and money markets) denominated in foreign-currencies that benefited from deviations from interest-rate parity.
At December 31, 2019, and June 30, 2019 trading securities classified as Level 3 securities (those with predominantly unobservable inputs used to measure the fair value of the securities) were an insignificant population of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings decreased by $71 million, from $754 million in FY19 YTD ($0 extinguishment of borrowings) to $683 million in FY20 YTD (net of $1 million gain on extinguishment of borrowings), due to lower LIBOR rates over the period compared to the same period in FY19 YTD and the decrease in the volume of borrowings outstanding.
OTHER INCOME
Other income of $274 million for FY20 YTD was $12 million higher than $262 million in FY19 YTD primarily due to the increase in income from Post-Employment Benefit Plan assets, partially offset by a decline in income from management fees earned by AMC.
OTHER EXPENSES
Administrative expenses (the principal component of other expenses) increased by $22 million from $661 million in FY19 YTD to $683 million in FY20 YTD primarily due to an increase in pension service costs due to the increase in amortization of the actuarial loss from the lower discount rate at the end of FY19 and the lower expected return on net assets. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC’s reimbursable program.
Advisory services expenses decreased by $12 million from $163 million in FY19 YTD to $151 million in FY20 YTD due to a decrease in donor funds utilized in providing advisory services.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY20 YTD totaled $23 million (gains of $147 million - FY19 YTD). Foreign currency transaction losses of $65 million in FY20 YTD (losses of $132 million - FY19 YTD) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $42 million ($15 million gains - FY19 YTD) in a combination of net income and other comprehensive income.

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Management’s Discussion and Analysis

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings with associated currency or interest rate swaps that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 7: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY20 YTD vs FY19 YTD (US$ millions)

	FY20 YTD	FY19 YTD
Unrealized gains and losses on loans, debt securities and associated derivatives	$(13)	$(9)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	14	(121)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$1	$(130)
IFC reported net unrealized losses on loans, debt securities and associated derivatives of $13 million in FY20 YTD (unrealized losses of $9 million in FY19 YTD).  In FY20 YTD, this comprised unrealized gains of $30 million on the loan and debt securities portfolio carried at fair value with changes in fair value being reported in net income, unrealized losses of $52 million on lending-related swaps, unrealized gains of $16 million on client risk management swaps, and unrealized losses of $6 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized losses of $52 million on lending related currency and interest rate swaps economically hedging loans other than variable rate US dollar-denominated loans is driven mainly by the Turkish lira and the Brazilian real swap portfolios, where lower swap discount rates during FY20 YTD generated unrealized losses on the fixed-pay leg of the swaps. Euro and Chinese yuan swap rates rose over FY20YTD, resulting in some offsetting unrealized gains.
Changes in the fair value of IFC’s borrowings from market, IDA, and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) as discussed in Note A to the accompanying condensed consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
Following reductions in official interest rates at both the European Central Bank and the US Federal Reserve to implement monetary policy accommodation in FY20 Q1, US Treasury yields reversed course and moved higher in FY20 Q2 as risk appetite in global capital markets recovered somewhat on signs of easing geo-political tensions and sustained strength in the US labor market and US consumer spending. The yield on the benchmark 5-year US Treasury bond stood at 1.65% at the end of December 2019, down from 1.8% at the beginning of the fiscal year, but up from 1.5% at end September. US dollar LIBOR rates at the 5 year tenor also fell over FY20 YTD, from 1.74% to 1.68%. IFC recorded unrealized losses of $308 million through net income on medium and long-term borrowings carried at fair value, comprising $305 million loss on market borrowings and a $3 million loss on borrowings from IDA. Unrealized gains of $322 million were recorded on borrowing-related derivatives. Overall, IFC has reported $14 million of net unrealized gains on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY20 YTD (net unrealized losses of $121 million in FY19 YTD).

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Management’s Discussion and Analysis

OTHER COMPREHENSIVE INCOME (OCI)
UNREALIZED GAINS AND LOSSES ON DEBT SECURITIES AND BORROWINGS
Table 8: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Debt Securities and Borrowings FY20 YTD vs FY19 YTD (US$ millions)

	FY20 YTD	FY19 YTD
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$184	$212
Unrealized losses	(253)	(422)
Reclassification adjustment for realized gains, credit related portion of impairments which were recognized in net income and other-than-temporary impairments included in net income	74	244
Net unrealized gains on debt securities	$5	$34
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$191	$297
Unrealized losses	(213)	(114)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	1
Net unrealized (losses) gains on borrowings	$(22)	$184
Total unrealized (losses) gains on debt securities and borrowings	$(17)	$218
In FY20 YTD, other-than-temporary impairments on debt securities of $79 million were concentrated in three impairments totaling $68 million. In FY19 YTD, other-than-temporary impairments on debt securities of $246 million were reclassified to net income, which included $238 million due to the significant currency depreciation in a country with a large debt security exposure considered other than temporary.
Net unrealized losses on debt securities and borrowings were $17 million in FY20 YTD, (net unrealized gains of $218 million in FY19 YTD). A loss of $22 million was recognized through other comprehensive income in FY20 YTD due to changes in the instrument specific credit risk on borrowings at fair value. This was concentrated in the US dollar bond portfolio, partially offset by unrealized gains in Swedish krona, Australian dollar, Turkish lira and New Zealand dollar bond portfolios, where after swap credit spreads widened when compared to FY19-end.

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Management’s Discussion and Analysis

VIII.    GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of December 31, 2019:

President	David Malpass
Chief Executive Officer	Philippe Le Houérou
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Nena Stoiljkovic
Vice President and General Counsel (*)	Christopher Stephens (**)
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	John Gandolfo
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (AMC, a wholly-owned subsidiary of IFC)***	Marcos Brujis
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

(*)
Effective July 1, 2019, the Legal, Compliance Risk & Environmental, Social and Governance (ESG) Sustainability Vice Presidency Unit (VPU) was changed to the Legal and Compliance Risk VPU, after separating the ESG functions.

(**)
On May 28, 2019, IFC announced that Ethiopis Tafara had been appointed as the new Vice President, Corporate Services and Chief Risk, Legal and Administrative Officer of MIGA. On August 5, 2019, IFC announced that Christopher Stephens had been appointed as Vice President and General Counsel of IFC. Both appointments became effective on September 23, 2019.

(***)	Effective January 31, 2020, AMC was merged with and into IFC. The AMC business is now operated as a Vice Presidency Unit within IFC.
AUDITOR INDEPENDENCE
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. On November 28, 2017, following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte as IFC’s external auditor for a five-year term commencing FY19.
The appointment of the external auditor for IFC is governed by a set of Board-approved principles that previously included prohibiting the external auditor from providing any non-audit-related services. During FY17, the Board approved amendments to the policy on the appointment of an external auditor which went into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.
OTHER
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as the IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently two court cases in the United States that are impacted by the Supreme Court decision. Such cases have now restarted in United States lower courts, and IFC has continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of both cases. Neither of these two cases has reached a merits stage. See also Note S to the FY20 Q2 condensed consolidated financial statements.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
December 31, 2019

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CONDENSED CONSOLIDATED BALANCE SHEETS
as of December 31, 2019 (unaudited) and June 30, 2019 (unaudited)
(US$ millions)

	December 31	June 30
Assets
Cash and due from banks - Note C	$769	$1,197
Time deposits - Note C	14,247	17,500
Trading securities - Notes C and K	31,902	28,526
Securities purchased under resale agreements and receivable for cash collateral pledged - Notes C and P	748	1,862
Investments - Notes B, D, E, F, G, K and M
Loans
$865 at December 31, 2019, $877 at June 30, 2019 at fair value;
net of reserve against losses of $1,323 at December 31, 2019, $1,191 at June 30, 2019)
- Notes D, E, K and M	24,431	23,983
Equity investments
- Notes B, D, G, K and M	12,219	13,130
Debt securities - Notes D, F, K and M	6,786	6,349
Total investments	43,436	43,462
Derivative assets - Notes J, K and P	2,964	2,856
Receivables and other assets - Note C	4,116	3,854
Total assets	$98,182	$99,257
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Note P	$7,393	$8,454
Borrowings outstanding - Note K
From market and other sources at amortized cost	3,167	3,023
From market sources at fair value	50,595	50,392
From International Development Association at fair value	659	717
Total borrowings	54,421	54,132
Derivative liabilities - Notes J, K and P	3,268	3,964
Payables and other liabilities - Note C	5,205	5,101
Total liabilities	70,287	71,651
Capital
Capital stock, authorized (2,580,000 at December 31, 2019 and June 30, 2019)
shares of $1,000 par value each
Subscribed and paid-in	2,567	2,567
Accumulated other comprehensive loss - Note H	(1,222)	(1,232)
Retained earnings - Note H	26,550	26,271
Total capital	27,895	27,606
Total liabilities and capital	$98,182	$99,257

The notes to the condensed consolidated financial statements are an integral part of these statements.

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for each of the three and six months ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)
(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$385	$403	$807	$848
Provision for losses on loans, guarantees, accrued interest and other receivables - Note E	(108)	(20)	(209)	(51)
Income (loss) from equity investments and associated derivatives - Note G	433	(312)	286	(833)
Income (loss) from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	62	91	101	(56)
Total income (loss) from investments	772	162	985	(92)
Income from liquid asset trading activities - Note C	256	360	534	562
Charges on borrowings	(318)	(397)	(683)	(754)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	710	125	836	(284)
Other income
Advisory services income	81	86	136	144
Service fees	19	25	50	50
Other - Note B	54	18	88	68
Total other income	154	129	274	262
Other expenses
Administrative expenses - Note O	(343)	(333)	(683)	(661)
Advisory services expenses	(87)	(95)	(151)	(163)
Other - Notes B and O	(11)	(10)	(21)	(18)
Total other expenses	(441)	(438)	(855)	(842)
Foreign currency transaction gains (losses) on non-trading activities	(67)	(40)	23	147
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	356	(224)	278	(717)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value - Note I	91	(177)	1	(130)
Net income (loss)	$447	$(401)	$279	$(847)

The notes to the condensed consolidated financial statements are an integral part of these statements.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for each of the three and six months ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)
(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Net income (loss)	$447	$(401)	$279	$(847)
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized (losses) gains on available-for-sale debt securities arising during the period	(10)	31	(69)	(210)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(4)	(2)	(5)	(2)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	37	8	79	246
Net unrealized gains on debt securities	23	37	5	34
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(81)	102	(22)	183
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	1	—	1
Net unrealized (losses) gains on borrowings	(81)	103	(22)	184
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans - Note O	13	9	27	17
Total other comprehensive income (loss)	(45)	149	10	235
Total comprehensive income (loss)	$402	$(252)	$289	$(612)

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 25

CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the six months ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)
(US$ millions)

	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note H	Capital stock	Total IFC capital	Total capital
At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136	$26,136
Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 - Note A	2,872		2,872	(1,359)		1,513	1,513
Six months ended December 31, 2018
Net loss	(847)		(847)			(847)	(847)
Other comprehensive income				235		235	235
Designations of retained earnings - Note H	(230)	230	—			—	—
Expenditures against designated retained earnings - Note H	17	(17)	—			—	—
At December 31, 2018	$24,928	$403	$25,331	$(860)	$2,566	$27,037	$27,037
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606	$27,606
Six months ended December 31, 2019
Net income	279		279			279	279
Other comprehensive income				10		10	10
Designations of retained earnings - Note H	(122)	122	—			—	—
Expenditures against designated retained earnings - Note H	22	(22)	—			—	—
At December 31, 2019	$26,084	$466	$26,550	$(1,222)	$2,567	$27,895	$27,895

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 26

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)
(US$ millions)

	2019	2018
Cash flows from investing activities
Loan disbursements	$(4,424)	$(4,357)
Investments in equity securities	(463)	(466)
Investments in debt securities	(813)	(538)
Loan repayments	3,639	3,516
Debt securities repayments	177	67
Proceeds from sales of loan investments	—	13
Proceeds from sales of equity investments	1,579	994
Proceeds from sales of debt securities	70	5
Investment in land and building for headquarters	(3)	(28)
Net cash used in investing activities	(238)	(794)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	7,721	9,562
Retirement	(9,549)	(9,079)
Medium and long-term borrowings related derivatives, net	(416)	(163)
Short-term borrowings, net	1,602	390
Net cash (used in) provided by financing activities	(642)	710
Cash flows from operating activities
Net income (loss)	279	(847)
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses on loans and associated derivatives, net	—	5
Realized gains on debt securities and associated derivatives, net	(18)	(2)
(Gains) Losses on equity investments and related derivatives, net	(225)	936
Provision for losses on loans, guarantees, accrued interest and other receivables	209	51
Other-than-temporary impairments on debt securities	79	246
Net discounts paid on retirement of borrowings	(30)	(27)
Net realized gains on extinguishment of borrowings	(1)	—
Foreign currency transaction gains on non-trading activities	(23)	(147)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(1)	130
Change in accrued income on loans, time deposits and securities	16	(62)
Change in trading securities	(3,448)	(984)
Change in securities purchased under resale agreements and receivable for cash collateral pledged	1,114	(482)
Change in receivables and other assets	(69)	(704)
Change in other derivatives, net	97	36
Change in securities sold under repurchase agreements and payable for cash collateral received	(1,061)	411
Change in payables and other liabilities	335	690
Net cash used in operating activities	(2,747)	(750)
Change in cash and cash equivalents	(3,627)	(834)
Effect of exchange rate changes on cash and cash equivalents	(54)	724
Net change in cash and cash equivalents	(3,681)	(110)
Beginning cash and cash equivalents	18,697	14,405
Ending cash and cash equivalents	$15,016	$14,295
Composition of cash and cash equivalents
Cash and due from banks	$769	$1,270
Time deposits	14,247	13,025
Total cash and cash equivalents	$15,016	$14,295

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 27

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)
(US$ millions)

Supplemental disclosure	2019	2018
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(116)	$(166)
Debt securities	(102)	(142)
Loan and debt security-related currency swaps	166	264
Borrowings	(53)	788
Borrowing-related currency swaps	84	(726)
Charges on borrowings paid, net	$743	$662
Non-cash items:
Loan and debt security conversion to equity, net	$72	$—

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 28

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The condensed consolidated financial statements include the financial statements of IFC and its consolidated subsidiary as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Condensed Consolidated Financial Statements presentation - The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all of the information and note disclosures required for complete condensed consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The accompanying condensed consolidated financial statements include IFC’s accounts as well as the accounts of other entities in which IFC has a controlling financial interest. All intercompany accounts and transactions have been eliminated. Certain prior period amounts in the condensed consolidated statements of cash flows have been changed to conform to the current period’s presentation. Results for the six months ended December 31, 2019 may not necessarily be indicative of the results for the year ending June 30, 2020.
Functional currency - IFC’s functional currency is the United States dollar (US dollars or $).
Use of estimates - The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities - IFC consolidates:

i)	all majority-owned subsidiaries;

ii)
limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.

INTERNATIONAL FINANCE CORPORATION	Page 29

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity's operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option - IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)
direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other all other financial interests in the investee (e.g., guarantees, loans)

ii)	all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;

iii)	borrowings from IDA;
effective July 1, 2018:

iv)	substantially all investments in debt securities; and

v)	substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur.  Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.
The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.

INTERNATIONAL FINANCE CORPORATION	Page 30

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions - Monetary assets and liabilities not denominated in US dollars, are expressed in US dollars at the exchange rates prevailing at December 31, 2019 and June 30, 2019. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.

INTERNATIONAL FINANCE CORPORATION	Page 31

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.
Reserve against losses on loans - IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.
The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.
For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.
Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.
Equity investments - IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments - Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the condensed consolidated statements of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and

INTERNATIONAL FINANCE CORPORATION	Page 32

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in “Equity investments” on the condensed consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests - Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the condensed consolidated statements of operations.
Debt securities - Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the condensed consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the condensed consolidated statements of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities - In determining whether an unrealized loss on debt securities classified as available-for-sale is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.
The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.
Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Designations of retained earnings - IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors. Expenditures resulting from such designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio - The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days (or in some cases are under 180 days).
Repurchase, resale and securities lending agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings - To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations.
Risk management and use of derivative instruments - IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the condensed consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the condensed consolidated statements of operations
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the condensed consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the condensed consolidated statements of operations.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the condensed consolidated statements of operations.
Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s condensed consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s condensed consolidated balance sheets.
Advisory services - Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.
Pension and other postretirement benefits - IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the condensed consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the condensed consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards - In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial position, results of operations or cash flows.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial position, results of operations or cash flows.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In January 2016, the FASB issued ASU 2016-01. ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income (except investments accounted for under the equity method and those that result in consolidation of the investee), and separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure a liability at fair value under the FVO. Given the magnitude of its investments in equity securities and the inherent volatility of prices for equity securities, the adoption of ASU 2016-01 introduced and will continue to cause a significant volatility in IFC’s reported net earnings. IFC adopted this ASU on July 1, 2018 by means of a cumulative-effect adjustment to the condensed consolidated balance sheet, and a summary of the impact is listed below:

Increase (decrease)	Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 (in US$ millions)
	Equity investments	Accumulated other comprehensive income	Retained earnings	Total Capital
Recognizing cumulative unrealized gains on equity securities that were previously accounted for at cost less impairment	$1,433	$—	$1,433	$1,433
Reclassifying cumulative unrealized gains on equity securities previously classified as available-for-sale	—	(1,402)	1,402	—
Recognizing the fair value of other equity-related financial instruments	80	—	80	80
Reclassifying cumulative gains on borrowings measured at fair value under FVO due to changes in Instrument specific credit risk	—	43	(43)	—
Total	$1,513	$(1,359)	$2,872	$1,513
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASU 2014-09’s control principle. IFC adopted ASU 2016-08 and ASU 2014-09 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires an entity to report the service cost component of net periodic benefit costs in the same line item as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of operations separately from the service cost component, and are not eligible for capitalization. For IFC, this ASU became effective from the quarter ended September 30, 2018. Given the immateriality of the amounts subject to reclassification under the ASU, IFC has applied the requirements prospectively from the quarter ended September 30, 2018.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08).  ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial position, results of operations or cash flows.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-05). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-08). ASU 2016-15 and ASU 2016-18 clarify guidance in ASC 230. IFC adopted ASU 2016-15 and ASU 2016-18 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Accounting standards and regulations under evaluation - In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). IFC is currently evaluating the impact of ASU 2016-13.
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04). ASU 2019-04 amends its standards on Credit Losses, Derivatives and Hedging, and Financial Instruments to address implementation issues. The amendments clarify the scope of the Credit Losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments. With respect to Hedge Accounting, the amendments address partial-term fair value hedges and fair value hedge basis adjustments. The amendments to the Credit Losses and Hedging standards have the same effective dates as those original standards (that are the quarter ending September 30, 2020 and the quarter ending September 30, 2019, respectively for IFC). The amendments to Financial Instruments recognition and measurement guidance are effective for fiscal years beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). The amendments to the Derivatives and Hedging standards did not impact IFC because IFC does not utilize accounting hedges. IFC is currently evaluating the impact of the amendments to the Credit Losses and the Financial Instruments standards.
In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief (ASU 2019-05). ASU 2019-05 provides transition relief for entities adopting ASU 2016-13 Measurement of Credit Losses on Financial Instruments. The amendments in ASU 2019-05 allow entities to elect the fair value option on certain financial instruments. ASU 2019-05 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). IFC is currently evaluating the impact of ASU 2019-05.
In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. ASU 2019-11 requires entities to include expected recoveries of the amortized cost basis previously written off or expected to be written off in the valuation account for purchased financial assets with credit deterioration. In addition, its amendments clarify and improve various aspects of the guidance for ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). IFC is currently evaluating the impact of ASU 2019-11.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. ASU 2018-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). Early adoption is permitted. The amendments that result in additional requirements and the narrative description with respect to uncertainty must be applied prospectively. All other amendments must be retrospectively applied to all periods presented. IFC is currently evaluating the impact of ASU 2018-13.
In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the quarter ending September 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2018-14.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IFC from the quarter ending September 30, 2020. ASU 2018-15 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Current guidance requires the decision maker to consider such interests in their entirety. ASU 2018-17 is effective for annual periods (and interim periods within those annual periods) beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). ASU 2018-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
NOTE B - SCOPE OF CONSOLIDATION
IFC Asset Management Company, LLC (AMC) and AMC Funds
IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At December 31, 2019, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2019).
As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated balance sheet at December 31, 2019 and June 30, 2019 comprise (US$ millions):

	December 31, 2019	June 30, 2019
Cash, receivables and other assets	$46	$49
Equity investments	—	—
Payables and other liabilities	2	2
* Less than $0.5 million.
As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated statement of operations for the three and six months ended December 31, 2019 and 2018 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Other income	$14	$17	$27	$34
Other expenses	6	6	11	12

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B - SCOPE OF CONSOLIDATION (continued)

At December 31, 2019, AMC managed twelve funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%*
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18%**
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19%***
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
* By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
*** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
IFC’s investments in AMC Funds are accounted for at fair value.
Effective January 31, 2020, AMC was merged with and into IFC. The AMC business is now operated as a Vice Presidency Unit within IFC. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.
Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these condensed consolidated financial statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these condensed consolidated financial statements under the VIE or voting interest model is insignificant.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C - LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities
Income from liquid asset trading activities for the three and six months ended December 31, 2019 and 2018 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Interest income, net	$170	$210	$390	$374
Net gains and losses on trading activities (realized and unrealized)	86	150	144	188
Total income from liquid asset trading activities	$256	$360	$534	$562
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $8 million and $6 million for the three and six months ended December 31, 2019 (net losses of $29 million and $42 million - three and six months ended December 31, 2018) and net gains on other trading securities of $94 million and $150 million for the three and six months ended December 31, 2019 (net gains of $179 million and $230 million - three and six months ended December 31, 2018).
Composition of liquid asset portfolio
The composition of IFC’s liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows (US$ millions):

	December 31, 2019	June 30, 2019
Assets
Cash and due from banks	$294	$790
Time deposits	14,247	17,500
Trading securities	31,902	28,526
Securities purchased under resale agreements and receivable for cash collateral pledged	748	1,862
Derivative assets	157	154
Receivables and other assets:
Receivables from unsettled security trades	519	499
Accrued interest income on time deposits and securities	133	153
Accrued income on derivative instruments	39	36
Total assets	48,039	49,520
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	7,393	8,454
Derivative liabilities	397	358
Payables and other liabilities:
Payables for purchase of securities	921	960
Accrued charges on derivative instruments	49	35
Total liabilities	8,760	9,807
Total net liquid asset portfolio	$39,279	$39,713
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.1% of the portfolio at December 31, 2019 (0.9% - June 30, 2019).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D - INVESTMENTS

The carrying amount of investments at December 31, 2019 and June 30, 2019 comprises (US$ millions):

	December 31, 2019	June 30, 2019
Loans
Loans at amortized cost	$24,889	$24,297
Less: Reserve against losses on loans	(1,323)	(1,191)
Loans at amortized cost less reserve against losses	23,566	23,106
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $921 at December 31, 2019, $968 - June 30, 2019)	865	877
Total loans	24,431	23,983
Equity investments
Equity investments accounted for at fair value*
(cost $11,965 at December 31, 2019, $12,885 - June 30, 2019)	12,219 **	13,130 **
Total equity investments	12,219	13,130
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $4,198 at December 31, 2019, $4,495 - June 30, 2019)	4,196	4,488
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $2,518 at December 31, 2019, $1,784 - June 30, 2019)	2,590	1,861
Total debt securities	6,786	6,349
Total carrying amount of investments	$43,436	$43,462
* Equity investments at fair value as of December 31, 2019 are comprised of investments in common or preferred shares of $8,103 million ($8,910 million as of June 30, 2019), equity interests in private equity funds of $4,081 million ($4,191 million as of June 30, 2019), and equity-related options and other financial instruments of $35 million ($29 million as of June 30, 2019).
** Includes $5 million and $17 million for December 31, 2019 and June 30, 2019 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

NOTE E - LOANS AND GUARANTEES

Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and six months ended December 31, 2019 and 2018 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Interest income	$358	$377	$752	$801
Commitment fees	8	9	17	19
Other financial fees	19	17	38	33
Realized gains (losses) on loans, guarantees and associated derivatives	—	—	—	(5)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$385	$403	$807	$848

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Reserve against losses on loans and provision for losses on loans
Changes in the reserve against losses on loans for the three and six months ended December 31, 2019 and 2018, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended December 31, 2019			Six months ended December 31, 2019
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$577	$666	$1,243	$580	$611	$1,191
Provision (release of provision) for losses on loans, net	115	(4)	111	168	57	225
Write-offs	(44)	—	(44)	(97)	—	(97)
Foreign currency transaction adjustments	4	4	8	(1)	(1)	(2)
Other adjustments*	5	—	5	7	(1)	6
Ending balance	$657	$666	$1,323	$657	$666	$1,323
Related recorded investment in loans at December 31, 2019 evaluated for impairment**	$24,889	$23,471	$24,889	$24,889	$23,471	$24,889
Recorded investment in loans with specific reserves	$1,418			$1,418

	Three months ended December 31, 2018			Six months ended December 31, 2018
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$673	$602	$1,275	$651	$642	$1,293
Provision (release of provision) for losses on loans, net	20	6	26	77	(31)	46
Write-offs	(133)	—	(133)	(182)	—	(182)
Recoveries of previously written-off loans	16	—	16	27	—	27
Foreign currency transaction adjustments	—	—	—	(1)	(3)	(4)
Other adjustments*	3	(1)	2	7	(1)	6
Ending balance	$579	$607	$1,186	$579	$607	$1,186
Related recorded investment in loans at December 31, 2018 evaluated for impairment**	$24,441	$23,226	$24,441	$24,441	$23,226	$24,441
Recorded investment in loans with specific reserves	$1,215			$1,215
* Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
** IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.
Reserve for losses on guarantees, accrued interest and other receivables and provision for losses on guarantees and other receivables
Changes in the reserve against losses on guarantees for the three and six months ended December 31, 2019 and 2018, are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Beginning balance	$7	$23	$25	$15
Provision (release of provision) for losses on guarantees	—	(5)	(18)	4
Foreign currency transaction adjustments	—	1	—	—
Ending balance	$7	$19	$7	$19
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Changes in the reserve against losses on other receivables and accrued interest for the three and six months ended December 31, 2019 and 2018, are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Beginning balance	$13	$10	$8	$8
Provision (release of provision) for losses on other receivables and accrued interest	(3)	(1)	2	1
Ending balance	$10	$9	$10	$9
Impaired loans
The average recorded investment and the recorded investment in loans at amortized cost that are impaired with specific reserves at December 31, 2019 and June 30, 2019 are as follows (US$ millions):

	December 31, 2019	June 30, 2019
Average recorded investment in loans at amortized cost that are impaired	$1,491	$1,294
Recorded investment in loans at amortized cost that are impaired	1,418	1,240
Loans at amortized cost that are impaired with specific reserves are summarized by geographic region and industry sector as follows (US$ millions):

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

	As of December 31, 2019				For the six months ended December 31, 2019
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$93	$162	$45	$101	$—
Financial markets	46	50	30	50	—
Infrastructure and natural resources	98	171	50	105	4
Total Asia	237	383	125	256	4
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	184	208	78	184	3
Financial markets	164	164	64	166	5
Infrastructure and natural resources	203	304	112	207	4
Total Europe, Middle East and North Africa	551	676	254	557	12
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	302	330	131	297	2
Financial markets	31	71	10	33	1
Infrastructure and natural resources	297	416	137	348	6
Total Sub-Saharan Africa, Latin America and Caribbean	630	817	278	678	9
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Disruptive technologies and funds	—	—	—	—	—
Total Other	—	15	—	—	—
Total	$1,418	$1,891	$657	$1,491	$25
* Less than $0.5 million.
All impaired loans at December 31, 2019 had specific reserves.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

	As of June 30, 2019				For the year ended June 30, 2019
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$71	$190	$33	$83	$2
Financial markets	48	53	23	47	3
Infrastructure and natural resources	106	174	52	112	1
Total Asia	225	417	108	242	6
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	201	224	79	200	6
Financial markets	1	1	1	1	—
Infrastructure and natural resources	213	315	110	259	8
Total Europe, Middle East and North Africa	415	540	190	460	14
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	238	266	91	227	6
Financial markets	13	46	9	17	1
Infrastructure and natural resources	349	396	182	348	14
Total Sub-Saharan Africa, Latin America and Caribbean	600	708	282	592	21
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Disruptive technologies and funds	—	—	—	—	—
Total Other	—	15	—	—	—
Total	$1,240	$1,680	$580	$1,294	$41
* Less than $0.5 million.
All impaired loans at June 30, 2019 had specific reserves.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $1,505 million at December 31, 2019 ($1,280 million - June 30, 2019). The interest income on such loans for the three and six months ended December 31, 2019 and 2018 is summarized as follows (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Interest income not recognized on nonaccruing loans	$46	$31	$71	$71
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	17	11	25	26
The recorded investment in nonaccruing loans at December 31, 2019 and June 30, 2019 is summarized by geographic region and industry sector as follows (US$ millions):

	December 31, 2019
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total recorded investment in non-accruing loans
Asia	$83	$145	$112	$—	$340
Europe, Middle East and North Africa	176	209	267	—	652
Sub-Saharan Africa, Latin America and Caribbean	392	7	263	—	662
Other	—	—	—	—	—
Total disbursed loans	$651	$361	$642	$—	$1,654	**

	June 30, 2019
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total recorded investment in non-accruing loans
Asia	$54	$82	$120	$—	$256
Europe, Middle East and North Africa	128	1	271	—	400
Sub-Saharan Africa, Latin America and Caribbean	359	23	292	—	674
Other	—	—	1	—	1
Total disbursed loans	$541	$106	$684	$—	$1,331	**
* Less than $0.5 million.
** Includes $149 million reported as debt securities on the Balance Sheet as of December 31, 2019 ($51 million - June 30, 2019).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Past due loans
An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	December 31, 2019
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$2	$—	$65	$67	$1,854	$1,921
Financial markets	—	—	35	35	3,495	3,530
Infrastructure and natural resources	—	2	99	101	1,841	1,942
Total Asia	2	2	199	203	7,190	7,393
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	64	78	142	1,467	1,609
Financial markets	—	—	1	1	1,463	1,464
Infrastructure and natural resources	—	—	95	95	1,566	1,661
Total Europe, Middle East and North Africa	—	64	174	238	4,496	4,734
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	2	16	247	265	2,601	2,866
Financial markets	—	—	4	4	4,568	4,572
Infrastructure and natural resources	52	—	62	114	3,567	3,681
Total Sub-Saharan Africa, Latin America and Caribbean	54	16	313	383	10,736	11,119
Other
Manufacturing, agribusiness and services	—	—	—	—	648	648
Financial markets	—	—	—	—	943	943
Infrastructure and natural resources	—	—	—	—	185	185
Disruptive technologies and funds	—	—	—	—	—	—
Total Other	—	—	—	—	1,776	1,776
Total disbursed loans at amortized cost	$56	$82	$686	$824	$24,198	$25,022
Unamortized deferred loan origination fees, net and other						(132)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(1)
Recorded investment in loans at amortized cost						$24,889
At December 31, 2019, loans 90 days or greater past due still accruing were insignificant.
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

	June 30, 2019
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$38	$38	$1,698	$1,736
Financial markets	—	26	—	26	3,178	3,204
Infrastructure and natural resources	—	—	106	106	1,991	2,097
Total Asia	—	26	144	170	6,867	7,037
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	85	85	1,732	1,817
Financial markets	—	—	1	1	1,554	1,555
Infrastructure and natural resources	—	—	96	96	1,575	1,671
Total Europe, Middle East and North Africa	—	—	182	182	4,861	5,043
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	8	2	251	261	2,546	2,807
Financial markets	—	—	6	6	3,989	3,995
Infrastructure and natural resources	3	—	91	94	3,743	3,837
Total Sub-Saharan Africa, Latin America and Caribbean	11	2	348	361	10,278	10,639
Other
Manufacturing, agribusiness and services	—	—	—	—	665	665
Financial markets	—	—	—	—	854	854
Infrastructure and natural resources	—	—	—	—	194	194
Disruptive technologies and funds	—	—	—	—	—	—
Total Other	—	—	—	—	1,713	1,713
Total disbursed loans at amortized cost	$11	$28	$674	$713	$23,719	$24,432
Unamortized deferred loan origination fees, net and other						(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(2)
Recorded investment in loans at amortized cost						$24,297
At June 30, 2019, loans 90 days or greater past due still accruing were insignificant.
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2."
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective December 31, 2019 and June 30, 2019 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at December 31, 2019	$49	$801	$4,459	$8,717	$8,367	$518	$543	$610	$958	$25,022
Total disbursed loans at amortized cost at June 30, 2019	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

December 31, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$132	$1,670	$2,936	$2,331	$58	$69	$38	$159	$7,393
Europe, Middle East and North Africa	—	350	400	1,281	1,965	135	255	1	347	4,734
Sub-Saharan Africa, Latin America and Caribbean	—	315	2,140	3,283	3,814	325	219	571	452	11,119
Other	49	4	249	1,217	257	—	—	—	—	1,776
Total geographic region	$49	$801	$4,459	$8,717	$8,367	$518	$543	$610	$958	$25,022

December 31, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$49	$436	$1,588	$2,494	$1,556	$158	$230	$64	$469	$7,044
Financial markets	—	52	2,295	5,242	2,695	44	139	—	42	10,509
Infrastructure and natural resources	—	313	576	981	4,116	316	174	546	447	7,469
Disruptive technologies and funds	—	—	—	—	—	—	—	—	—	—
Total industry sector	$49	$801	$4,459	$8,717	$8,367	$518	$543	$610	$958	$25,022
* Less than $0.5 million.

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NOTE E - LOANS AND GUARANTEES (continued)

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$158	$1,511	$2,719	$2,357	$31	$101	$16	$144	$7,037
Europe, Middle East and North Africa	—	334	514	1,662	1,909	100	107	88	329	5,043
Sub-Saharan Africa, Latin America and Caribbean	—	330	1,332	3,521	4,348	96	355	192	465	10,639
Other	52	3	269	1,118	271	—	—	—	—	1,713
Total geographic region	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$52	$452	$1,333	$2,646	$1,701	$107	$226	$109	$399	$7,025
Financial markets	—	24	1,780	4,852	2,874	13	51	1	13	9,608
Infrastructure and natural resources	—	349	513	1,522	4,310	107	286	186	526	7,799
Disruptive technologies and funds	—	—	—	—	—	—	—	—	—	—
Total industry sector	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432
* Less than $0.5 million.
Loan modifications, including past due amounts capitalized and written off, during the three and six months ended December 31, 2019 considered troubled debt restructurings totaled $28 million and $178 million ($52 million and $223 million - three and six months ended December 31, 2018). There were no loans that defaulted during the six months ended December 31, 2019 that had been modified in a troubled debt restructuring within 12 months prior to the date of default (one loan defaulted during the six months ended December 31, 2018, with an outstanding balance of $12 million).
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2019 totaled $3,906 million ($4,017 million - June 30, 2019). Guarantees of $3,371 million that were outstanding (i.e., not called) at December 31, 2019 ($2,899 million - June 30, 2019), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and six months ended December 31, 2019 and 2018 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Interest income	$86	$93	$162	$184
Dividends	—	4	—	4
Realized gains on debt securities and associated derivatives	13	2	18	2
Other-than-temporary impairments*	(37)	(8)	(79)	(246)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$62	$91	$101	$(56)
* Includes impairments of available-for-sale debt securities of $238 million for the six months ended December 31, 2018 ($0 for the three months ended December 31, 2018) to write down the cumulative foreign exchange losses due to significant currency depreciation, as IFC considers the foreign exchange losses associated with those debt securities as other-than-temporary.
Debt securities accounted for as available-for-sale at December 31, 2019 and June 30, 2019 comprise (US$ millions):

December 31, 2019
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,498	$127	$(75)	$(147)	$3,403
Preferred shares	75	88	(2)	—	161
Asset-backed securities	625	22	(1)	(14)	632
Total	$4,198	$237	$(78)	$(161)	$4,196

June 30, 2019
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,686	$104	$(98)	$(93)	$3,599
Preferred shares	117	101	(1)	—	217
Asset-backed securities	692	—	(17)	(3)	672
Total	$4,495	$205	$(116)	$(96)	$4,488
The following table shows the unrealized losses and fair value of debt securities at December 31, 2019 and June 30, 2019 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

December 31, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$342	$(46)	$552	$(29)	$894	$(75)
Preferred shares	1	(1)	1	(1)	2	(2)
Asset-backed securities	—	—	89	(1)	89	(1)
Total	$343	$(47)	$642	$(31)	$985	$(78)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES (continued)

June 30, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$301	$(25)	$893	$(73)	$1,194	$(98)
Preferred shares	—	—	8	(1)	8	(1)
Asset-backed securities	—	—	107	(17)	107	(17)
Total	$301	$(25)	$1,008	$(91)	$1,309	$(116)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $149 million at December 31, 2019 ($51 million - June 30, 2019).

NOTE G - EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three and six months ended December 31, 2019 and 2018 comprises the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2019	2018	2019	2018
Unrealized (losses) gains on equity investments and associated derivatives*	$115	$(379)	$(11)	$(1,178)
Realized gains (losses) on equity investments and associated derivatives, net	270	11	236	242
(Losses) gains on equity investments and associated derivatives, net	385	(368)	225	(936)
Dividends	47	54	60	100
Custody, fees and other	1	2	1	3
Total (loss) income from equity investments and associated derivatives	$433	$(312)	$286	$(833)
* Including unrealized gains and losses related to equity securities still held at December 31, 2019 - net gains of $442 million and $280 million for the three and six months ended December 31, 2019.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $4,081 million as of December 31, 2019 ($4,191 million - June 30, 2019). These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. As of December 31, 2019, the maximum unfunded commitments subject to capital calls for these funds are $1,164 million ($1,121 million - June 30, 2019). As of December 31, 2019, IFC invested $654 million ($840 million - June 30, 2019) as a limited partner in funds managed by AMC (IFC’s fully owned subsidiary). The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H - RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-Based Grants	SME Ventures for IDA countries	Total Designated Retained Earnings
At June 30, 2018	$—	$46	$122	$5	$17	$190
Year ended June 30, 2019
Designations of retained earnings	115	45	70	—	—	230
Expenditures against designated retained earnings	—	(25)	(26)	(2)	(1)	(54)
At June 30, 2019	$115	$66	$166	$3	$16	$366
Six months ended December 31, 2019
Designations of retained earnings	98	24	—	—	—	122
Expenditures against designated retained earnings	—	(6)	(14)	(1)	(1)	(22)
At December 31, 2019	$213	$84	$152	$2	$15	$466
On August 8, 2019, the Board of Directors approved a designation of $24 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed on page 11, a designation of $98 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 18, 2019. IFC did not recognize expenditures against designations for grants to IDA in FY19 (from FY18 designations) and the transfer was deferred to FY20 due to IFC's net loss for the first nine months ended March 31, 2019 in accordance with the Board of Directors approved approach.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at December 31, 2019 and June 30, 2019 are summarized as follows (US$ millions):

	December 31, 2019	June 30, 2019
Net unrealized losses on available-for-sale debt securities	$(2)	$(7)
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	109	131
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,329)	(1,356)
Total accumulated other comprehensive loss	$(1,222)	$(1,232)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I - NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2019 and 2018 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$60	$(42)	$31	$(23)
Unrealized gains (losses) on debt securities and associated derivatives	(9)	(26)	(44)	14
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	51	(68)	(13)	(9)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Interest rate, foreign exchange and other components	295	(551)	(305)	(98)
Total unrealized gains (losses) on market borrowings	295	(551)	(305)	(98)
Unrealized gains (losses) on derivatives associated with market borrowings	(258)	453	322	(14)
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	3	(11)	(3)	(9)
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	40	(109)	14	(121)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$91	$(177)	$1	$(130)
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.
NOTE J - DERIVATIVES
As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at December 31, 2019 and June 30, 2019 is summarized as follows (US$ millions):

Condensed Consolidated Balance Sheet location	December 31, 2019	June 30, 2019
Derivative assets
Interest rate	$510	$505
Foreign exchange	95	93
Interest rate and currency	2,234	2,097
Equity and other	125	161
Total derivative assets	$2,964	$2,856
Derivative liabilities
Interest rate	$657	$699
Foreign exchange	283	189
Interest rate and currency	2,321	3,065
Equity and other	7	11
Total derivative liabilities	$3,268	$3,964

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J - DERIVATIVES (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and six months ended December 31, 2019 and 2018 is summarized as follows (US$ millions):

Derivative risk category		Three months ended December 31,		Six months ended December 31,
	Condensed Consolidated Statement of Operations location	2019	2018	2019	2018
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(1)	$—	$(1)	$(1)
	(Loss) Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(1)	1	(1)	2
	Loss from liquid asset trading activities	(6)	(26)	(35)	(40)
	Charges on borrowings	8	(20)	(5)	(19)
	Other income	—	1	9	14
	Net unrealized gains on non-trading financial instruments accounted for at fair value	(57)	285	38	185
Foreign exchange	Income from liquid asset trading activities	(332)	108	257	144
	Foreign currency transaction gains (losses) on non-trading activities	(1)	(96)	2	(158)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	—	(1)	1	(1)
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(22)	(25)	(38)	(37)
	(Loss) Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(9)	3	(15)	1
	Income from liquid asset trading activities	(88)	51	132	114
	Charges on borrowings	169	145	316	294
	Foreign currency transaction gains (losses) on non-trading activities	609	42	249	(438)
	Other Income	—	(2)	—	1
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	(152)	114	248	(211)
Equity	Loss from equity investments and associated derivatives	(2)	9	(20)	(35)
	Net unrealized losses on non-trading financial instruments accounted for at fair value	2	(2)	(9)	(4)
	Total	$117	$587	$1,128	$(189)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At December 31, 2019, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $48,190 million ($51,273 million at June 30, 2019), foreign exchange contracts was $18,416 million ($21,509 million at June 30, 2019) and interest rate and currency contracts was $44,597 million ($43,225 million at June 30, 2019). At December 31, 2019, there were 171 equity contracts related to IFC’s loan and equity investment portfolio and no other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (187 equity risk and no other contracts at June 30, 2019).

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NOTE K - FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of December 31, 2019 and June 30, 2019 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Operations Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The methodologies used and key assumptions made to estimate fair values as of December 31, 2019, and June 30, 2019, are summarized below.
Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries and US Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Loans and debt securities - Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for available-for-sale debt securities classified as Level 3 as of December 31, 2019 and June 30, 2019 are presented below respectively. Valuation techniques and significant inputs for loans and debt securities accounted for at fair value under the fair value option are materially consistent with available-for-sale debt securities.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

December 31, 2019
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$59	Discount rate	6.5 - 30.0	12.5
	Relative valuations	80	Valuation multiples*
	Recent transactions	248
	Other techniques	13
Total preferred shares		400
Other debt securities	Discounted cash flows	2,844	Credit default swap spreads	0.6 - 9.4	2.3
			Expected recovery rates	35.0 - 90.0	51.2
	Recent transactions	1,427
	Other techniques	448
Total other debt securities		4,719
Total		$5,119
* Including price/earnings ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

June 30, 2019
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.6 - 29.2	12.6
	Relative valuations	59	Valuation multiples*
	Recent transactions	97
	Other techniques	8
Total preferred shares		217
Other debt securities	Discounted cash flows	2,172	Credit default swap spreads	1.1 - 5.4	2.4
			Expected recovery rates	0.0 - 85.0	48.2
	Recent transactions	804
	Other techniques	57
Total other debt securities		3,033
Total		$3,250
* Including price/earnings ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)
As of December 31, 2019, IFC had bond issuances with a total fair value of $191 million classified as level 3 in Costa Rican colon, Dominican peso, Kazakhstan tenge and Uruguayan peso where the significant unobservable inputs were yield curve data. As of December 31, 2019, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.8% and the effective interest rate on short-term borrowings carried at amortized cost was 2.1%.
Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of December 31, 2019 and June 30, 2019 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

December 31, 2019
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$14	Volatilities	22.4 - 35.7	35.2
	Variable strike price options	103	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	35	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(25)	Yield curve points, exchange rates
Total		$128
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2019
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$12	Volatilities	22.4 - 35.4	28.5
	Variable strike price options	137	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	15	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(2)	Yield curve points, exchange rates
Total		$163
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and relative valuation approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were required to be measured at fair value through net income as of December 31, 2019 and June 30, 2019 are presented below. Valuation techniques and significant inputs for equity investments accounted for at fair value under the fair value option are materially consistent with equity investments required to be measured at fair value.

December 31, 2019
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$896	Cost of equity (%)	10.4 - 24.7	14.2
Institutions			Asset growth rate (%)	(20.1) - 77.8	10.2
			Return on assets (%)	(8.8) - 9.8	1.8
			Perpetual growth rate (%)	2.1 - 16.0	5.3
	Relative valuations	50	Valuation multiples**
	Listed price (adjusted)	528	Discount for lack of marketability (%)	***	35.0
	Recent transactions	380
	Other techniques	264
	Associated options****	22
Total banking and other financial institutions		2,140
Funds	Recent transactions	101
Total funds		101
Others	Discounted cash flows	1,420	Weighted average cost of capital (%)	8.1 - 22.5	11.4
			Cost of equity (%)	9.6 - 18.1	12.3
	Relative valuations	627	EV/EBITDA	3.5 - 23.3	12.2
			Price to book value	0.6 - 2.0	1.1
			Other valuation multiples**
	Listed price (adjusted)	—	Discount for lack of marketability (%)	***	10.0
	Recent transactions	937
	Other techniques	174
	Associated options****	68
Total others		3,226
Total		$5,467
* Less than $0.5 million.
** Including price/book value ratio, price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
*** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
**** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

June 30, 2019
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$676	Cost of equity (%)	10.4 - 24.9	14.5
Institutions			Asset growth rate (%)	(24.0) - 82.1	3.5
			Return on assets (%)	(8.9) - 9.8	1.3
			Perpetual growth rate (%)	2.1 - 15.0	4.8
	Relative valuations	60	Valuation multiples**
	Listed price (adjusted)	578	Discount for lack of marketability (%)	***	35.0
	Recent transactions	343
	Other techniques	159
	Associated options****	18
Total banking and other financial institutions		1,834
Others	Discounted cash flows	1,273	Weighted average cost of capital (%)	6.6 - 22.5	11.3
			Cost of equity (%)	10.9 - 16.7	11.3
	Relative valuations	325	EV/EBITDA	3.4 - 24.4	11.8
			Price to book value	0.6 - 2.0	1.1
			Other valuation multiples**
	Listed price (adjusted)	—	Discount for lack of marketability (%)	***	10.0
	Recent transactions	505
	Other techniques	81
	Associated options****	49
Total others		2,233
Total		$4,067
* Less than $0.5 million.
** Including price/book value ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
*** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
**** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at December 31, 2019 and June 30, 2019 are summarized below (US$ millions):

	December 31, 2019			June 30, 2019
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$47,666		$47,666	$49,085		$49,085
Investments:
Loans at amortized cost, net of reserves against losses	23,566		25,377	23,106		24,349
Loans accounted for at fair value under the Fair Value Option	865		865	877		877
Total loans	24,431		26,242	23,983		25,226
Equity investments accounted for at fair value	12,219	*	12,214	13,130	*	13,113
Debt securities accounted for at fair value as available-for-sale	4,196		4,196	4,488		4,488
Debt securities accounted for at fair value under the Fair Value Option	2,590		2,590	1,861		1,861
Total debt securities	6,786		6,786	6,349		6,349
Total investments	43,436		45,242	43,462		44,688
Derivative assets:
Borrowings-related	1,135		1,135	896		896
Liquid asset portfolio-related and other	157		157	154		154
Investment-related	1,271		1,271	1,417		1,417
Client risk management-related	401		401	389		389
Total derivative assets	2,964		2,964	2,856		2,856
Other investment-related financial assets	—		4	—		8
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$7,393		$7,393	$8,454		$8,454
Market, IBRD, IDA and other borrowings outstanding	54,421		54,435	54,132		54,138
Derivative liabilities:
Borrowings-related	2,139		2,139	2,857		2,857
Liquid asset portfolio-related and other	396		396	370		370
Investment-related	282		282	285		285
Client risk management-related	451		451	452		452
Total derivative liabilities	3,268		3,268	3,964		3,964
* For $5 million as of December 31, 2019 ($17 million - June 30, 2019) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $34 million at December 31, 2019 ($39 million - June 30, 2019). Fair values of loan commitments are based on present value of loan commitment fees.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy
The following tables provide information as of December 31, 2019 and June 30, 2019, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	December 31, 2019
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,731		$426	$6,157
Corporate debt securities	—	4,957		—	4,957
Government obligations	11,718	9,070		—	20,788
Total trading securities	11,718	19,758	*	426	31,902
Loans	—	—		829	829
Loans measured at net asset value**					36
Total Loans (Outstanding principal balance $921)	—	—		829	865
Equity investments:
Banking and other financial institutions	1,204	80		2,140	3,424
Funds	27	—		101	128
Others	992	363		3,226	4,581
Equity investments measured at net asset value**					4,081
Total equity investments	2,223	443		5,467	12,214
Debt securities:
Corporate debt securities	—	1,956		2,850	4,806
Preferred shares	—	—		400	400
Asset-backed securities	—	—		1,040	1,040
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					540
Total debt securities	—	1,956		4,290	6,786
Derivative assets:
Interest rate	—	510		—	510
Foreign exchange	—	95		—	95
Interest rate and currency	—	2,199		35	2,234
Equity and other	—	—		125	125
Total derivative assets	—	2,804		160	2,964
Total assets at fair value	$13,941	$24,961		$11,172	$54,731
Borrowings:
Structured bonds	$—	$6,769		$—	$6,769
Unstructured bonds	—	44,294		191	44,485
Total borrowings (outstanding principal balance $53,981***)	—	51,063		191	51,254
Derivative liabilities:
Interest rate	—	657		—	657
Foreign exchange	—	283		—	283
Interest rate and currency	—	2,296		25	2,321
Equity and other	—	—		7	7
Total derivative liabilities	—	3,236		32	3,268
Total liabilities at fair value	$—	$54,299		$223	$54,522
* Includes securities priced at par plus accrued interest, which approximates fair value.
**In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
*** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,517 million, with a fair value of $2,419 million as of December 31, 2019.
**** Less than $0.5 million.
Note: For the six months ended December 31, 2019: Trading securities with fair value of $0 transferred from level 1 to level 2 and $0 from level 2 to level 1 due to decrease/increase in market activities and reassessment of market data inputs. Equity investments with fair value of $58 million transferred from level 1 to level 2 and $26 million from level 2 to level 1 due to decrease/increase in market activities. There were no bonds issued by IFC transferred from level 2 to level 1 & transferred from level 1 to level 2.

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	June 30, 2019
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,044		$1	$5,045
Corporate debt securities	—	4,715		—	4,715
Government obligations	10,853	7,762		—	18,615
Money market funds	—	151		—	151
Total trading securities	10,853	17,672	*	1	28,526
Loans	—	1		850	851
Loans measured at net asset value**					26
Total Loans (Outstanding principal balance $968)	—	1		850	877
Equity investments:
Banking and other financial institutions	1,445	148		2,422	4,015
Funds	23	29		61	113
Others	1,062	127		3,605	4,794
Equity investments measured at net asset value**					4,191
Total equity investments	2,530	304		6,088	13,113
Debt securities:
Corporate debt securities	—	1,390		2,994	4,384
Preferred shares	—	—		495	495
Asset-backed securities	—	57		887	944
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					526
Total debt securities	—	1,447		4,376	6,349
Derivative assets:
Interest rate	—	505		—	505
Foreign exchange	—	93		—	93
Interest rate and currency	—	2,082		15	2,097
Equity and other	—	—		161	161
Total derivative assets	—	2,680		176	2,856
Total assets at fair value	$13,383	$22,104		$11,491	$51,721
Borrowings:
Structured bonds	$—	$7,044		$—	$7,044
Unstructured bonds	—	43,982		83	44,065
Total borrowings (outstanding principal balance $54,255***)	—	51,026		83	51,109
Derivative liabilities:
Interest rate	—	699		—	699
Foreign exchange	—	189		—	189
Interest rate and currency	—	3,063		2	3,065
Equity and other	—	—		11	11
Total derivative liabilities	—	3,951		13	3,964
Total liabilities at fair value	$—	$54,977		$96	$55,073
IFC reassessed market data inputs for estimating whether its trading securities, debt securities, and borrowings are traded in an active market as defined by ASC 820. Based on market data as of June 30, 2019, trading securities (except US Treasuries and Agency securities), debt securities, and borrowings were transferred from level 1 to level 2.
* Includes securities priced at par plus accrued interest, which approximates fair value.
**In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
*** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,571 million, with a fair value of $2,233 million as of June 30, 2019.
**** Less than $0.5 million.
Note: For the year ended June 30, 2019: Trading securities with fair value of $5,149 million transferred from level 1 to level 2 and $12 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $119 million transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities and reassessment of market data inputs. Debt securities with a fair value of $417million and bonds issued by IFC with a fair value of $28,326 million transferred from level 1 to level 2 due to reassessment of market data inputs. There were no bonds or debt securities transferred from level 2 to level1.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2019 and 2018 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended December 31, 2019
	Balance as of October 1, 2019	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2019	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$134	$3	$—	$254	$35	$—	$426	$3
Corporate debt securities	—	—	—	—	—	—	—	—
Government obligations	—	—	—	—	—	—	—	—
Total trading securities	134	3	—	254	35	—	426	3
Loans	820	21	—	(12)	—	—	829	20
Equity investments:
Banking and other financial institutions	2,283	27	—	(170)	—	—	2,140	(2)
Funds	83	—	—	18	—	—	101	—
Others	3,647	52	—	(461)	—	(12)	3,226	(31)
Total equity investments	6,013	79	—	(613)	—	(12)	5,467	(33)
Debt securities:
Corporate debt securities	2,856	(29)	32	285	—	(294)	2,850	(6)
Preferred shares	415	(4)	11	(22)	—	—	400	(3)
Asset-backed securities	1,029	(14)	3	22	—	—	1,040	7
Other debt securities	—	—	—	—	—	—	—	—
Total debt securities	4,300	(47)	46	285	—	(294)	4,290	(2)
Derivative assets:
Interest rate and currency	43	(6)	—	—	—	(2)	35	(6)
Equity and other	130	(3)	—	(2)	—	—	125	(3)
Total derivative assets	173	(9)	—	(2)	—	(2)	160	(9)
Total assets at fair value	$11,440	$47	$46	$(88)	$35	$(308)	$11,172	$(21)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(137)	—	—	(80)	—	26	(191)	—
Total borrowings	(137)	—	—	(80)	—	26	(191)	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(27)	3	—	(1)	(3)	3	(25)	(1)
Equity and other	(9)	2	—	—	—	—	(7)	2
Total derivative liabilities	(36)	5	—	(1)	(3)	3	(32)	1
Total liabilities at fair value	$(173)	$5	$—	$(81)	$(3)	$29	$(223)	$1
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2019.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2019 beginning balance as of December 31, 2019.
*** Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2019
	Balance as of July 1 2019	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2019	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$1	$4	$—	$339	$83	$(1)	$426	$4
Corporate debt securities	—	—	—	—	—	—	—	—
Government obligations	—	—	—	—	—	—	—	—
Total trading securities	1	4	—	339	83	(1)	426	4
Loans	850	34	—	(55)	—	—	829	26
Equity investments:
Banking and other financial institutions	2,422	(34)	—	(243)	60	(65)	2,140	(77)
Funds	61	—	—	40	—	—	101	—
Others	3,605	44	—	(407)	—	(16)	3,226	(35)
Total equity investments	6,088	10	—	(610)	60	(81)	5,467	(112)
Debt securities:
Corporate debt securities	2,994	(44)	36	449	104	(689)	2,850	(14)
Preferred shares	495	(8)	(14)	(73)	—	—	400	(14)
Asset-backed securities	887	(57)	28	125	57	—	1,040	(12)
Other debt securities	—	—	—	—	—	—	—	—
Total debt securities	4,376	(109)	50	501	161	(689)	4,290	(40)
Derivative assets:
Interest rate and currency	15	(1)	—	1	24	(4)	35	1
Equity and other	161	(33)	—	(3)	—	—	125	(33)
Total derivative assets	176	(34)	—	(2)	24	(4)	160	(32)
Total assets at fair value	$11,491	$(95)	$50	$173	$328	$(775)	$11,172	$(154)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(83)	4		(86)	(60)	34	(191)	4
Total borrowings	(83)	4	—	(86)	(60)	34	(191)	4
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	—	—	(2)	(26)	5	(25)	(8)
Equity and other	(11)	4	—	—	—	—	(7)	4
Total derivative liabilities	(13)	4	—	(2)	(26)	5	(32)	(4)
Total liabilities at fair value	$(96)	$8	$—	$(88)	$(86)	$39	$(223)	$—
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2019.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2019 beginning balance as of December 31, 2019.
*** Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2018
	Balance as of October 1, 2018	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—		—	—
Government obligations	18	(1)	—	—	—	—	17	(1)
Total trading securities	18	(1)	—	—	—	—	17	(1)
Loans	881	(1)	—	79	—	—	959	(17)
Equity investments:
Banking and other financial institutions	3,241	(22)	—	4	—	(284)	2,939	(41)
Funds	115	(1)	—	(20)	—	—	94	(1)
Others	3,726	57	—	(10)	—	—	3,773	10
Total equity investments	7,082	34	—	(26)	—	(284)	6,806	(32)
Debt securities:
Corporate debt securities	2,052	(4)	(6)	203	280	(497)	2,028	4
Preferred shares	400	9	2	(13)	—	—	398	1
Asset-backed securities	775	(3)	8	14	—	(60)	734	(3)
Other debt securities	2	—	—	—	—	—	2	—
Total debt securities	3,229	2	4	204	280	(557)	3,162	2
Derivative assets:
Interest rate and currency	18	7	—	—	—	—	25	8
Equity and other	188	6	—	—	—	—	194	6
Total derivative assets	206	13	—	—	—	—	219	14
Total assets at fair value	$11,416	$47	$4	$257	$280	$(841)	$11,163	$(34)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(53)	13	—	(22)	—	5	(57)	13
Total borrowings	(53)	13	—	(22)	—	5	(57)	13
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(10)	(1)	—	—	—	—	(11)	(1)
Equity and other	(10)	1	—	—	—	—	(9)	1
Total derivative liabilities	(20)	—	—	—	—	—	(20)	—
Total liabilities at fair value	$(73)	$13	$—	$(22)	$—	$5	$(77)	$13
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2018.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2018 beginning balance as of December 31, 2018.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2018
	Balance as of July 1, 2018		Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Adoption of new accounting pronouncements	Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government obligations	18	—	(1)	—	—	—	—	17	(1)
Total trading securities	18	—	(1)	—	—	—	—	17	(1)
Loans	894	—	(14)	—	80	—	(1)	959	(5)
Equity investments:
Banking and other financial institutions	1,326	1,985	(141)	—	(2)	69	(298)	2,939	(154)
Funds	83	—	3	—	8	—	—	94	4
Others	1,688	2,219	(153)	—	22	—	(3)	3,773	(203)
Total equity investments	3,097	4,204	(291)	—	28	69	(301)	6,806	(353)
Debt securities:
Corporate debt securities	2,590	—	(22)	(114)	470	426	(1,322)	2,028	(4)
Preferred shares	383	—	41	10	(36)	—	—	398	34
Asset-backed securities	840	—	(12)	(40)	6	—	(60)	734	2
Other debt securities	2	—	—	—	—	—	—	2	—
Total debt securities	3,815	—	7	(144)	440	426	(1,382)	3,162	32
Derivative assets:
Interest rate and currency	8	—	14	—	3	—	—	25	17
Equity and other	235	—	(41)	—	—	—	—	194	12
Total derivative assets	243	—	(27)	—	3	—	—	219	29
Total assets at fair value	$8,067	$4,204	$(326)	$(144)	$551	$495	$(1,684)	$11,163	$(298)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(46)	—	6	—	(22)	—	5	(57)	6
Total borrowings	(46)	—	6	—	(22)	—	5	(57)	6
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(7)	—	(4)	—	—	—	—	(11)	(4)
Equity and other	(11)	—	2	—	—	—	—	(9)	2
Total derivative liabilities	(18)	—	(2)	—	—	—	—	(20)	(2)
Total liabilities at fair value	$(64)	$—	$4	$—	$(22)	$—	$5	$(77)	$4
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2018.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2018 beginning balance as of December 31, 2018.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2019 and 2018 (US$ millions).

	Three months ended December 31, 2019
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$281	$(27)	$—	$—	$254
Corporate debt securities	—	—	—	—	—
Government obligations	—	—	—	—	—
Total trading securities	281	(27)	—	—	254
Loans	—	—	118	(130)	(12)
Equity investments:
Banking and other financial institutions	40	(192)	—	(18)	(170)
Funds	56	—	—	(38)	18
Others	58	(487)	—	(32)	(461)
Total equity investments	154	(679)	—	(88)	(613)
Debt securities:
Corporate debt securities	343	—	—	(58)	285
Preferred shares	1	(24)	—	1	(22)
Asset-backed securities	41	—	—	(19)	22
Total debt securities	385	(24)	—	(76)	285
Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(2)	(2)
Total derivative assets	—	—	—	(2)	(2)
Total assets at fair value	$820	$(730)	$118	$(296)	$(88)
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(80)	—	(80)
Total Borrowings	—	—	(80)	—	(80)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(1)	—	(1)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(1)	—	(1)
Total liabilities at fair value	$—	$—	$(81)	$—	$(81)

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2019
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$379	$(40)	$—	$—	$339
Corporate debt securities	—	—	—	—	—
Government obligations	—	—	—	—	—
Total trading securities	379	(40)	—	—	339
Loans	—	—	193	(248)	(55)
Equity investments:
Banking and other financial institutions	58	(216)	—	(85)	(243)
Funds	93	—	—	(53)	40
Others	109	(531)	—	15	(407)
Total equity investments	260	(747)	—	(123)	(610)
Debt securities:
Corporate debt securities	565	—	—	(116)	449
Preferred shares	1	(49)	—	(25)	(73)
Asset-backed securities	170	(1)	—	(44)	125
Total debt securities	736	(50)	—	(185)	501
Derivative assets:
Interest rate and currency	—	—	1	—	1
Equity and other	—	—	—	(3)	(3)
Total derivative assets	—	—	1	(3)	(2)
Total assets at fair value	$1,375	$(837)	$194	$(559)	$173
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(86)	—	(86)
Total Borrowings	—	—	(86)	—	(86)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(2)	—	(2)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(2)	—	(2)
Total liabilities at fair value	$—	$—	$(88)	$—	$(88)

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2018
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—
Government obligations	—	—	—	—	—
Total trading securities	—	—	—	—	—
Loans	—	—	168	(89)	79
Equity investments:
Banking and other financial institutions	39	(35)	—	—	4
Funds	11	—	—	(31)	(20)
Others	67	(79)	—	2	(10)
Total equity investments	117	(114)	—	(29)	(26)
Debt securities:
Corporate debt securities	227	—	—	(24)	203
Preferred shares	7	(4)	—	(16)	(13)
Asset-backed securities	23	—	—	(9)	14
Total debt securities	257	(4)	—	(49)	204
Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative assets	—	—	—	—	—
Total assets at fair value	$374	$(118)	$168	$(167)	$257
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(22)	—	(22)
Total Borrowings	—	—	(22)	—	(22)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(22)	$—	$(22)

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2018
	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—
Government obligations	—	—	—	—	—
Total trading securities	—	—	—	—	—
Loans	—	—	192	(112)	80
Equity investments:
Banking and other financial institutions	53	(35)	—	(20)	(2)
Funds	24	—	—	(16)	8
Others	118	(117)	—	21	22
Total equity investments	195	(152)	—	(15)	28
Debt securities:
Corporate debt securities	511	(1)	—	(40)	470
Preferred shares	7	(5)	—	(38)	(36)
Asset-backed securities	25	—	—	(19)	6
Total debt securities	543	(6)	—	(97)	440
Derivative assets:
Interest rate and currency	—	—	3	—	3
Equity and other	—	—	—	—	—
Total derivative assets	—	—	3	—	3
Total assets at fair value	$738	$(158)	$195	$(224)	$551
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(22)	—	(22)
Total Borrowings	—	—	(22)	—	(22)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(22)	$—	$(22)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and six months ended December 31, 2019 and 2018, is provided below (US$ millions):

	Three months ended December 31, 2019
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$385	$—	$—	$385
Provision for losses on loans, guarantees, accrued interest and other receivables	(108)	—	—	(108)
Income from equity investments and associated derivatives	433	—	—	433
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	62	—	—	62
Income from liquid asset trading activities	—	256	—	256
Charges on borrowings	(176)	(142)	—	(318)
Advisory services income	—	—	81	81
Service fees and other income	73	—	—	73
Administrative expenses	(297)	(11)	(35)	(343)
Advisory services expenses	—	—	(87)	(87)
Expense from pension and other postretirement benefit plans	(2)	(1)	(1)	(4)
Other expenses	(7)	—	—	(7)
Foreign currency transaction gains and losses on non-trading activities	(67)	—	—	(67)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	296	102	(42)	356
Net unrealized gains on non-trading financial instruments accounted for at fair value	51	40	—	91
Net income (loss)	$347	$142	$(42)	$447

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Six months ended December 31, 2019
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$807	$—	$—	$807
Provision for losses on loans, guarantees, accrued interest and other receivables	(209)	—	—	(209)
Income from equity investments and associated derivatives	286	—	—	286
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	101	—	—	101
Income from liquid asset trading activities	—	534	—	534
Charges on borrowings	(373)	(310)	—	(683)
Advisory services income	—	—	136	136
Service fees and other income	138	—	—	138
Administrative expenses	(597)	(19)	(67)	(683)
Advisory services expenses	—	—	(151)	(151)
Expense from pension and other postretirement benefit plans	(6)	(1)	(2)	(9)
Other expenses	(12)	—	—	(12)
Foreign currency transaction gains and losses on non-trading activities	23	—	—	23
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	158	204	(84)	278
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(13)	14	—	1
Net income (loss)	$145	$218	$(84)	$279

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Three months ended December 31, 2018
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$403	$—	$—	$403
Provision for losses on loans, guarantees, accrued interest and other receivables	(20)	—	—	(20)
Loss from equity investments and associated derivatives	(312)	—	—	(312)
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	91	—	—	91
Income from liquid asset trading activities	—	360	—	360
Charges on borrowings	(184)	(213)	—	(397)
Advisory services income	—	—	86	86
Service fees and other income	43	—	—	43
Administrative expenses	(295)	(7)	(31)	(333)
Advisory services expenses	—	—	(95)	(95)
Expense from pension and other postretirement benefit plans	(1)	—	—	(1)
Other expenses	(9)	—	—	(9)
Foreign currency transaction gains and losses on non-trading activities	(36)	(4)	—	(40)
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(320)	136	(40)	(224)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(68)	(109)	—	(177)
Net (loss) income	$(388)	$27	$(40)	$(401)
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Six months ended December 31, 2018
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$848	$—	$—	$848
Provision for losses on loans, guarantees, accrued interest and other receivables	(51)	—	—	(51)
Loss from equity investments and associated derivatives	(833)	—	—	(833)
Loss from debt securities, including and realized gains and losses on debt securities and associated derivatives	(56)	—	—	(56)
Income from liquid asset trading activities	—	562	—	562
Charges on borrowings	(349)	(405)	—	(754)
Advisory services income	—	—	144	144
Service fees and other income	118	—	—	118
Administrative expenses	(584)	(18)	(59)	(661)
Advisory services expenses	—	—	(163)	(163)
Expense from pension and other postretirement benefit plans	(2)	—	(1)	(3)
Other expenses	(15)	—	—	(15)
Foreign currency transaction gains and losses on non-trading activities	125	22	—	147
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(799)	161	(79)	(717)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(9)	(121)	—	(130)
Net (loss) income	$(808)	$40	$(79)	$(847)
* Less than $0.5 million.

NOTE M - VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 213 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at December 31, 2019 (223 investments - June 30, 2019).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $31,748 million at December 31, 2019 ($36,698 million - June 30, 2019). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,463 million at December 31, 2019 ($5,911 million - June 30, 2019).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $125 million are included in "Receivables and other assets" on IFC's condensed consolidated balance sheet.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M - VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at December 31, 2019 and June 30, 2019 is as follows (US$ millions):

	December 31, 2019
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$164	$35	$21	$—	$220
Financial markets	158	108	—	—	266
Infrastructure and natural resources	459	101	15	12	587
Disruptive technologies and funds	5	305	—	—	310
Total Asia	786	549	36	12	1,383
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	219	59	—	—	278
Financial markets	110	—	101	—	211
Infrastructure and natural resources	572	85	15	77	749
Disruptive technologies and funds	—	81	—	—	81
Total Europe, Middle East and North Africa	901	225	116	77	1,319
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	102	128	1	—	231
Financial markets	169	54	37	—	260
Infrastructure and natural resources	909	334	—	87	1,330
Disruptive technologies and funds	—	191	—	—	191
Total Sub-Saharan Africa, Latin America and Caribbean	1,180	707	38	87	2,012
Other
Financial markets	375	52	78	8	513
Infrastructure and natural resources	185	9	—	—	194
Disruptive technologies and funds	—	42	—	—	42
Total Other	560	103	78	8	749
Maximum exposure to VIEs	$3,427	$1,584	$268	$184	$5,463
of which:
Carrying value	$2,787	$1,114	$227	$139	$4,267
Committed but not disbursed	$640	$470	$41	$45	$1,196

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M - VARIABLE INTEREST ENTITIES (continued)

	June 30, 2019
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$161	$30	$23	$—	$214
Financial markets	81	106	2	—	189
Infrastructure and natural resources	545	104	16	11	676
Disruptive technologies and funds	6	306	—	—	312
Total Asia	793	546	41	11	1,391
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	312	59	—	—	371
Financial markets	113	—	108	—	221
Infrastructure and natural resources	619	242	22	71	954
Disruptive technologies and funds	—	93	—	—	93
Total Europe, Middle East and North Africa	1,044	394	130	71	1,639
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	111	144	16	—	271
Financial markets	152	59	40	—	251
Infrastructure and natural resources	965	330	—	83	1,378
Disruptive technologies and funds	—	183	—	—	183
Total Sub-Saharan Africa, Latin America and Caribbean	1,228	716	56	83	2,083
Other
Manufacturing, agribusiness and services	—	11	—	—	11
Financial markets	402	60	76	7	545
Infrastructure and natural resources	194	8	—	—	202
Disruptive technologies and funds	—	40	—	—	40
Total Other	596	119	76	7	798
Maximum exposure to VIEs	$3,661	$1,775	$303	$172	$5,911
of which:
Carrying value	$2,836	$1,331	$294	$128	$4,589
Committed but not disbursed	$825	$444	$9	$44	$1,322

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE N - ADVISORY SERVICES

IFC provides advisory services to government and private sector clients.  IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.   IFC administers development partner funds through trust funds in accordance with donor administration agreements.
As of December 31, 2019, other assets include undisbursed donor funds of $572 million ($484 million - June 30, 2019) and IFC’s advisory services funding of $309 million ($311 million - June 30, 2019). Included in other liabilities as of December 31, 2019 is $572 million ($484 million - June 30, 2019) of refundable undisbursed donor funds.

NOTE O - PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2019 and 2018 (US$ millions). For the three and six months ended December 31, 2019 and 2018, the service cost of $68 million and $135 million ($60 million and $119 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the condensed consolidated statement of operations.

	Three months ended December 31,
	2019				2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$48	$10	$10	$68	$43	$9	$8	$60
Other components:
Interest cost	41	6	7	54	41	6	6	53
Expected return on plan assets	(54)	(9)	—	(63)	(52)	(9)	—	(61)
Amortization of unrecognized prior service cost	—	—	1	1	1	—	1	2
Amortization of unrecognized net actuarial losses	6	—	6	12	2	—	5	7
Subtotal	(7)	(3)	14	4	(8)	(3)	12	1
Net periodic pension cost	$41	$7	$24	$72	$35	$6	$20	$61
* Less than $0.5 million

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O - PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	Six months ended December 31,
	2019				2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$95	$21	$19	$135	$84	$18	$17	$119
Other components:
Interest cost	82	13	13	108	84	13	12	109
Expected return on plan assets	(107)	(19)	—	(126)	(105)	(18)	—	(123)
Amortization of unrecognized prior service cost	—	1	1	2	1	1	1	3
Amortization of unrecognized net actuarial losses	11	—	14	25	3	—	11	14
Sub total	(14)	(5)	28	9	(17)	(4)	24	3
Net periodic pension cost	$81	$16	$47	$144	$67	$14	$41	$122
* Less than $0.5 million.
NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $474 million and derivative liabilities of $53 million as of December 31, 2019, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

December 31, 2019
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,681	*	$2,236	$400	***	$1,045
Resale agreements	—		—	—		—
Total assets	$3,681		$2,236	$400		$1,045

December 31, 2019
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$3,678	**	$2,236	$751	$691
Repurchase and securities lending agreements	6,958		6,956	—	2
Total liabilities	$10,636		$9,192	$751	$693

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

June 30, 2019
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,560	*	$2,120	$291	***	$1,149
Resale agreements	124		—	—		124
Total assets	$3,684		$2,120	$291		$1,273

June 30, 2019
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,479	**	$2,100	$1,635	$744
Repurchase and securities lending agreements	8,151		8,151	—	—
Total liabilities	$12,630		$10,251	$1,635	$744
* Includes accrued income of $717 million and $704 million as of December 31, 2019 and June 30, 2019 respectively.
** Includes accrued charges of $410 million and $515 million as of December 31, 2019 and June 30, 2019 respectively.
*** Includes cash collateral of $382 million and $143 million as of December 31, 2019 and June 30, 2019 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s condensed consolidated balance sheet. As of December 31, 2019, $747 million of cash collateral was posted under CSAs ($1,734 million June 30, 2019). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of December 31, 2019, IFC had $434 million ($178 million at June 30, 2019) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of December 31, 2019, all of which may be rehypothecated was $30 million ($162 million - June 30, 2019). As of December 31, 2019, $0 of such collateral was rehypothecated under securities lending agreements ($0 - June 30, 2019).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At December 31, 2019, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,333 million ($2,207 million - June 30, 2019) (at June 30, 2019, trading securities with a carrying amount (fair value) of $197 million were pledged to secure this program).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $66 million at December 31, 2019 ($71 million at June 30, 2019). At December 31, 2019, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at December 31, 2019 ($0 at June 30, 2019).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of December 31, 2019, was $0 ($124 million - June 30, 2019).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of December 31, 2019 and June 30, 2019 (US$ millions):

	Remaining Contractual Maturity of the Agreements - December 31, 2019
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,976	$—	$—	$6,976
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,976	—	—	6,976
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$—	$6,976	$—	$—	$6,976	*
As of December 31, 2019, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

	Remaining Contractual Maturity of the Agreements - June 30, 2019
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,263	$1,913	$—	$8,176
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,263	1,913	—	8,176
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$—	$6,263	$1,913	$—	$8,176	*
As of June 30, 2019, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE Q - RELATED PARTY TRANSACTIONS

IFC transacts with related parties including by providing grants to IDA (see Note H - Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ millions):

	December 31, 2019			June 30, 2019
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(17)	$—	$(17)	$(67)	$—	$(67)
PSW Facility	—	(3)	(3)	—	—	—
Borrowings	—	(659)	(659)	—	(717)	(717)
Pension and Other Postretirement Benefits	432	—	432	414	—	414
Share of Investments**	128	—	128	114	—	114
	$543	$(662)	$(119)	$461	$(717)	$(256)
* Less than $0.5 million.
** Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and shares of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three and six months ended December 31, 2019, were $31 million and $62 million ($31 million and $62 million- for the three and six months ended December 31, 2018). Other chargebacks include $6 million and $9 million for the three and six months ended December 31, 2019 ($7 million and $9 million - for the three and six months ended December 31, 2018).
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.
IDA Private Sector Window (IDA-PSW)
As part of the IDA 18 Replenishment, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE Q - RELATED PARTY TRANSACTIONS (continued)

IDA-PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	28	3	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	31	(6)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	120*	—	Guarantee from IDA that shares the first loss to support IFC's Small Loan Guarantee Program in IDA-PSW eligible countries	Off-balance sheet item
* Includes $70 million that has been approved but not committed as of December 31, 2019.
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
NOTE R - SUBSEQUENT EVENTS
Effective January 31, 2020, AMC was merged with and into IFC. The AMC business is now operated as a Vice Presidency Unit within IFC. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.
The fair value of IFC’s listed equity investments is based on market prices of such investments as of December 31, 2019. Changes in market prices subsequent to December 31, 2019 will be reported in the period in which such change occurs.
NOTE S - CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Directors
International Finance Corporation:
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation and its subsidiaries (“IFC”) as of December 31, 2019, and the related condensed consolidated statements of operations and comprehensive income (loss) for the three-month and six-month periods ended December 31, 2019 and 2018, and of changes in capital and cash flows for the six-month periods ended December 31, 2019 and 2018 (the "interim financial information").
Management’s Responsibility for the Interim Financial Information
IFC’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.
Auditors’ Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.
Report on Condensed Consolidated Balance Sheet as of June 30, 2019
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 8, 2019. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2019, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

February 13, 2020

INTERNATIONAL FINANCE CORPORATION	Page 86

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
19_287XXXX	AUD	6,420,000	4,488,864	2.2	02-Jul-19
20_07XXXXX	AUD	50,000,000	35,160,000	3.15	18-Jul-19
20_04XXXXX	AUD	750,000,000	528,900,000	1.45	22-Jul-19
20_13XXXXX	AUD	25,000,000	17,210,000	3.15	30-Jul-19
20_14XXXXX	AUD	50,000,000	34,420,000	3.15	30-Jul-19
20_38XXXXX	AUD	25,000,000	17,188,750	3.15	13-Sep-19
20_30XXXXX	AUD	10,000,000	6,789,000	—	19-Sep-19
	Sum Of Notional	916,420,000	644,156,614
20_504XXXX	BDT	800,000,000	9,468,016	6.3	30-Jul-19
	Sum Of Notional	800,000,000	9,468,016
20_20XXXXX	BRL	75,000,000	18,789,223	7.50	16-Aug-19
20_19XXXXX	BRL	8,000,000	1,987,183	4.00	22-Aug-19
20_35XXXXX	BRL	75,000,000	18,437,711	7.50	12-Sep-19
20_37XXXXX	BRL	123,000,000	30,237,846	2	12-Sep-19
	Sum Of Notional	281,000,000	69,451,963
20_34XXXXX	CAD	750,000,000	567,107,750	1.38	13-Sep-19
	Sum Of Notional	750,000,000	567,107,750
20_32XXXXX	CNY	300,000,000	42,455,334	2.23	13-Sep-19
	Sum Of Notional	300,000,000	42,455,334
20_03XXXXX	CRC	3,800,000,000	6,619,632	6.35	17-Jul-19
	Sum Of Notional	3,800,000,000	6,619,632
20_42XXXXX	GBP	225,000,000	280,012,500	1.38	24-Sep-19
20_43XXXXX	GBP	100,000,000	123,025,000	1.25	30-Sep-19
	Sum Of Notional	325,000,000	403,037,500
20_17XXXXX	HKD	100,000,000	12,743,967	1.73	13-Aug-19
	Sum Of Notional	100,000,000	12,743,967
19_285XXXX	JPY	850,000,000	7,851,469	6	02-Jul-19
19_286XXXX	JPY	1,958,000,000	18,086,089	2	02-Jul-19
20_26XXXXX	JPY	1,195,000,000	11,245,471	5.14	29-Aug-19
20_41XXXXX	JPY	585,000,000	5,438,066	5	26-Sep-19
	Sum Of Notional	4,588,000,000	42,621,095
20_09XXXXX	NZD	600,000,000	397,620,000	1.75	29-Jul-19
20_24XXXXX	NZD	300,000,000	189,180,000	2.63	30-Aug-19
	Sum Of Notional	900,000,000	586,800,000
19_289XXXX	RUB	350,000,000	5,530,318	6.38	02-Jul-19
20_10XXXXX	RUB	1,000,000,000	15,750,301	5.5	29-Jul-19
20_11XXXXX	RUB	750,000,000	11,812,726	6.38	29-Jul-19
20_12XXXXX	RUB	750,000,000	11,812,726	6.25	29-Jul-19
20_16XXXXX	RUB	500,000,000	7,637,961	5.25	09-Aug-19
20_22XXXXX	RUB	1,000,000,000	15,221,743	6.38	22-Aug-19
20_25XXXXX	RUB	500,000,000	7,531,538	5.25	27-Aug-19

INTERNATIONAL FINANCE CORPORATION	Page 87

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
20_33XXXXX	RUB	750,000,000	11,467,101	6.38	11-Sep-19
20_27XXXXX	RUB	180,000,000	2,807,182	5.00	19-Sep-19
	Sum Of Notional	5,780,000,000	89,571,596
20_01XXXXX	SEK	65,000,000	6,933,112	0.52	17-Jul-19
20_02XXXXX	SEK	250,000,000	26,665,813	1.25	17-Jul-19
20_06XXXXX	SEK	100,000,000	10,671,106	1.87	18-Jul-19
20_18XXXXX	SEK	125,000,000	13,094,490	1.13	13-Aug-19
20_21XXXXX	SEK	150,000,000	15,517,108	1.87	19-Aug-19
20_28XXXXX	SEK	600,000,000	60,715,225	0.02	03-Sep-19
20_29XXXXX	SEK	150,000,000	15,517,348	0.62	09-Sep-19
20_39XXXXX	SEK	50,000,000	5,154,905	1.13	20-Sep-19
	Sum Of Notional	1,490,000,000	154,269,107
19_290XXXX	UAH	735,000,000	28,746,871	15.25	08-Jul-19
20_08XXXXX	UAH	520,000,000	20,604,464	15.50	29-Jul-19
20_36XXXXX	UAH	311,500,000	12,557,699	15.80	13-Sep-19
	Sum Of Notional	1,566,500,000	61,909,034
19_288XXXX	USD	4,060,000	4,060,000	3.70	02-Jul-19
20_15XXXXX	USD	50,000,000	50,000,000	2.25	01-Aug-19
20_23XXXXX	USD	100,000,000	100,000,000	2.30	23-Aug-19
20_31XXXXX	USD	200,000,000	200,000,000	2.30	06-Sep-19
20_40XXXXX	USD	2,939,000	2,939,000	1.70	20-Sep-19
	Sum Of Notional	356,999,000	356,999,000
20_05XXXXX	ZAR	70,000,000	5,023,953	4.90	19-Jul-19
	Sum Of Notional	70,000,000	5,023,953

TOTAL NEW MARKET BORROWINGS			3,052,234,561

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_07XXXXX	AUD	750,000,000	528,900,000	3.25	22-Jul-19
15_40XXXXX	AUD	450,000,000	317,340,000	3.25	22-Jul-19
15_83XXXXX	AUD	500,000,000	352,600,000	3.25	22-Jul-19
12_14XXXXX	AUD	83,100,000	57,135,405	0.50	13-Sep-19
	Sum Of Notional	1,783,100,000	1,255,975,405
16_195YYYX	BRL	2,100,000	549,436	—	08-Jul-19
16_211XXXX	BRL	200,000,000	52,327,255	—	08-Jul-19
17_09XXXXX	BRL	200,000,000	52,327,255	—	08-Jul-19
17_42XXXXX	BRL	12,000,000	2,888,156	6.00	27-Aug-19
17_95XXXXX	BRL	13,000,000	3,128,836	6.00	27-Aug-19
13_09XXXXX	BRL	27,500,000	6,664,243	0.50	28-Aug-19
	Sum Of Notional	454,600,000	117,885,181
19_72XXXXX	CNY	300,000,000	42,328,042	3.70	20-Sep-19

INTERNATIONAL FINANCE CORPORATION	Page 88

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_41XXXXX	CNY	1,000,000,000	140,709,316	3.10	24-Sep-19
17_238XXXX	CNY	250,000,000	35,177,329	3.10	24-Sep-19
17_272XXXX	CNY	150,000,000	21,106,397	3.10	24-Sep-19
17_85XXXXX	CNY	150,000,000	21,106,397	3.10	24-Sep-19
18_115XXXX	CNY	173,000,000	24,342,712	3.10	24-Sep-19
	Sum Of Notional	2,023,000,000	284,770,193
17_161XXXX	CRC	3,000,000,000	5,157,076	5.00	10-Jul-19
	Sum Of Notional	3,000,000,000	5,157,076
17_23XXXXX	GHS	34,000,000	6,296,296	—	02-Aug-19
	Sum Of Notional	34,000,000	6,296,296
17_39XXXXX	HKD	400,000,000	50,991,465	0.88	19-Aug-19
	Sum Of Notional	400,000,000	50,991,465
19_285_B1X	JPY	5,000,000	46,147	6.00	12-Jul-19
19_11XXXXX	JPY	545,000,000	5,041,628	1.00	23-Jul-19
15_01XXXXX	JPY	1,150,000,000	10,586,881	1.00	30-Jul-19
00_07ZZZZZ	JPY	4,000,000,000	37,528,733	3.60	19-Aug-19
15_21XXXXX	JPY	3,370,000,000	31,870,626	1.00	28-Aug-19
15_32XXXXX	JPY	2,460,000,000	22,793,607	—	30-Sep-19
	Sum Of Notional	11,530,000,000	107,867,622
19_547XXXX	KZT	250,733,388.75	647,765	8.30	18-Sep-19
	Sum Of Notional	250,733,388.75	647,765
18_169_B1X	MXN	1,058,000,000	53,898,606	7.50	08-Aug-19
	Sum Of Notional	1,058,000,000	53,898,606
15_15XXXXX	NZD	11,363,000	7,239,367	4.13	27-Aug-19
15_29XXXXX	NZD	12,103,000	7,627,311	4.16	26-Sep-19
	Sum Of Notional	23,466,000	14,866,678
18_718_1XX	PHP	165,641,920	3,178,270	6.34	23-Sep-19
	Sum Of Notional	165,641,920	3,178,270
18_03XXXXX	TRY	100,000,000	17,679,558	10.25	11-Jul-19
18_180XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_306XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_331XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_344XXXX	TRY	25,000,000	4,419,890	10.25	11-Jul-19
17_277XXXX	TRY	7,500,000	1,327,904	7.80	26-Jul-19
18_38XXXXX	TRY	40,000,000	7,267,442	9.28	08-Aug-19
18_114XXXX	TRY	40,000,000	7,025,802	11.10	25-Sep-19
18_185XXXX	TRY	60,000,000	10,538,703	11.10	25-Sep-19
18_46XXXXX	TRY	4,420,000	780,229	8.90	26-Sep-19
	Sum Of Notional	426,920,000	75,558,865
16_08_B1XX	USD	900,000	900,000	1.00	15-Jul-19
18_357XXXX	USD	23,645,880	23,645,880	—	26-Jul-19
10_14XXXXX	USD	200,000,000	200,000,000	4.40	14-Aug-19

INTERNATIONAL FINANCE CORPORATION	Page 89

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_107XXXX	USD	14,005,000	14,005,000	2.63	15-Aug-19
16_117_B1X	USD	40,000,000	40,000,000	2.51	17-Aug-19
16_119_B1X	USD	30,000,000	30,000,000	2.51	19-Aug-19
17_64_B1XX	USD	20,000,000	20,000,000	4.10	13-Sep-19
15_131_B1X	USD	3,237,000	3,237,000	1.50	15-Sep-19
16_133_B1X	USD	2,093,000	2,093,000	1.13	15-Sep-19
15_02XXXXX	USD	3,000,000,000	3,000,000,000	1.75	16-Sep-19
16_43_B1XX	USD	1,166,000	1,166,000	4.00	16-Sep-19
18_65XXXXX	USD	200,000,000	200,000,000	1.38	26-Sep-19
19_281XXXX	USD	122,800,000	122,800,000	3.04	27-Sep-19
	Sum Of Notional	3,657,846,880	3,657,846,880

TOTAL MATURED MARKET BORROWINGS			5,634,940,302

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,298,390	61,298,390	1.84	16-Sep-19
	Sum Of Notional	61,298,390	61,298,390

TOTAL MATURED IBRD AND IDA BORROWINGS			61,298,390

Net decrease in Short-term Borrowings for the quarter ended September 30, 2019			52,974,203

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 90

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_64XXXXX	AUD	2,594,000	1,782,856	0.81	30-Oct-19
	Sum Of Notional	2,594,000	1,782,856
20_53XXXXX	BRL	20,000,000	4,801,921	3.50	13-Nov-19
20_81XXXXX	BRL	22,051,000	5,215,468	—	26-Nov-19
	Sum Of Notional	42,051,000	10,017,389
20_45XXXXX	CRC	2,750,000,000	4,732,893	6.00	03-Oct-19
20_62XXXXX	CRC	3,000,000,000	5,159,027	6.25	29-Oct-19
20_98XXXXX	CRC	3,100,000,000	5,465,011	5.00	16-Dec-19
	Sum Of Notional	8,850,000,000	15,356,931
20_77XXXXX	CZK	650,000,000	27,984,071	1.10	13-Nov-19
	Sum Of Notional	650,000,000	27,984,071
20_94XXXXX	DOP	260,000,000	4,916,793	7.10	11-Dec-19
	Sum Of Notional	260,000,000	4,916,793
20_55XXXXX	EUR	20,000,000	22,310,000	1.03	31-Oct-19
	Sum Of Notional	20,000,000	22,310,000
20_79XXXXX	GBP	50,000,000	64,195,000	0.96	14-Nov-19
	Sum Of Notional	50,000,000	64,195,000
20_579XXXX	GEL	100,000,000	34,904,014	9.41	27-Dec-19
	Sum Of Notional	100,000,000	34,904,014
20_88XXXXX	GHS	30,000,000	5,309,735	12.5	03-Dec-19
	Sum Of Notional	30,000,000	5,309,735
20_57XXXXX	JPY	31,000,000	285,149	1.9	28-Oct-19
20_58XXXXX	JPY	452,000,000	4,157,660	1.65	28-Oct-19
20_50XXXXX	JPY	503,000,000	4,621,675	3.50	30-Oct-19
20_86XXXXX	JPY	733,000,000	6,732,491	1.84	25-Nov-19
20_78XXXXX	JPY	606,000,000	5,553,774	3.50	27-Nov-19
20_103XXXX	JPY	2,299,000,000	21,000,228	1.00	19-Dec-19
20_104XXXX	JPY	6,618,000,000	60,452,158	1	19-Dec-19
20_93XXXXX	JPY	500,000,000	4,567,253	3.00	19-Dec-19
20_107XXXX	JPY	629,000,000	5,749,280	1.58	23-Dec-19
20_92XXXXX	JPY	259,000,000	2,367,351	3.35	23-Dec-19
	Sum Of Notional	12,630,000,000	115,487,019
20_60XXXXX	KZT	9,500,000,000	24,495,560	9.50	25-Oct-19
20_66XXXXX	KZT	2,061,500,000	5,289,627	9.50	01-Nov-19
20_72XXXXX	KZT	3,011,700,000	7,751,625	9.30	05-Nov-19
20_90XXXXX	KZT	7,600,000,000	19,692,946	9.50	09-Dec-19
	Sum Of Notional	22,173,200,000	57,229,758
20_48XXXXX	MXN	105,000,000	5,373,194	—	10-Oct-19
20_49XXXXX	MXN	160,000,000	8,243,683	0.50	11-Oct-19
20_87XXXXX	MXN	250,000,000	12,864,185	8.50	26-Nov-19
20_111XXXX	MXN	1,900,000,000	100,855,146	—	30-Dec-19
	Sum Of Notional	2,415,000,000	127,336,208
20_70XXXXX	NGN	3,500,000,000	9,668,505	7.5	05-Nov-19
	Sum Of Notional	3,500,000,000	9,668,505

INTERNATIONAL FINANCE CORPORATION	Page 91

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
20_44XXXXX	NOK	1,068,000,000	116,925,772	2.9	07-Oct-19
20_54XXXXX	NOK	500,000,000	54,577,407	1.25	25-Oct-19
20_63XXXXX	NOK	500,000,000	53,929,288	1.63	29-Oct-19
20_74XXXXX	NOK	250,000,000	27,303,605	1.63	06-Nov-19
	Sum Of Notional	2,318,000,000	252,736,072
20_47XXXXX	PEN	35,000,000	10,358,094	3.25	07-Oct-19
	Sum Of Notional	35,000,000	10,358,094
20_69XXXXX	RON	14,900,000	3,493,798	2.85	01-Nov-19
	Sum Of Notional	14,900,000	3,493,798
20_46XXXXX	RUB	500,000,000	7,682,114	5.25	03-Oct-19
20_61XXXXX	RUB	1,000,000,000	15,638,439	5.25	29-Oct-19
20_67XXXXX	RUB	500,000,000	7,834,639	5.50	30-Oct-19
20_68XXXXX	RUB	750,000,000	11,751,959	6.38	30-Oct-19
20_83XXXXX	RUB	500,000,000	7,830,240	5.25	18-Nov-19
20_84XXXXX	RUB	500,000,000	7,843,752	6.25	21-Nov-19
20_91XXXXX	RUB	500,000,000	7,846,738	5.25	09-Dec-19
20_97XXXXX	RUB	500,000,000	7,915,150	5.5	12-Dec-19
20_101XXXX	RUB	636,200,000	10,168,885	5.35	18-Dec-19
20_105XXXX	RUB	391,000,000	6,278,905	4.16	23-Dec-19
20_110XXXX	RUB	500,000,000	8,029,291	5.25	23-Dec-19
	Sum Of Notional	6,277,200,000	98,820,112
20_51XXXXX	SEK	70,000,000	7,116,352	1.13	15-Oct-19
20_56XXXXX	SEK	1,000,000,000	103,457,551	0.02	25-Oct-19
20_89XXXXX	SEK	60,000,000	6,292,672	1.13	04-Dec-19
20_96XXXXX	SEK	1,125,000,000	119,915,579	0.13	12-Dec-19
	Sum Of Notional	2,255,000,000	236,782,154
20_59XXXXX	UAH	62,500,000	2,488,181	14.75	28-Oct-19
	Sum Of Notional	62,500,000	2,488,181
20_52XXXXX	USD	2,000,000,000	2,000,000,000	1.38	16-Oct-19
20_65XXXXX	USD	2,695,000	2,695,000	1.2	30-Oct-19
20_73XXXXX	USD	4,910,000	4,910,000	1.75	08-Nov-19
20_76XXXXX	USD	50,000,000	50,000,000	1.95	13-Nov-19
20_82XXXXX	USD	30,000,000	30,000,000	1.6	18-Nov-19
20_85XXXXX	USD	10,000,000	10,000,000	1.63	22-Nov-19
20_99XXXXX	USD	13,020,000	13,020,000	1.63	13-Dec-19
20_100XXXX	USD	50,000,000	50,000,000	1.80	16-Dec-19
20_102XXXX	USD	200,000,000	200,000,000	2.14	18-Dec-19
	Sum Of Notional	2,360,625,000	2,360,625,000
20_71XXXXX	UYU	120,000,000	3,204,700	10.00	04-Nov-19
	Sum Of Notional	120,000,000	3,204,700
20_555XXXX	UZS	15,000,000,000	1,574,803	9.00	11-Dec-19
	Sum Of Notional	15,000,000,000	1,574,803
20_75XXXXX	ZAR	500,000,000	33,700,216	7.25	12-Nov-19
20_80XXXXX	ZAR	1,500,000,000	101,242,584	—	20-Nov-19
20_95XXXXX	ZAR	150,000,000	10,145,246	7.50	11-Dec-19
	Sum Of Notional	2,150,000,000	145,088,046

TOTAL NEW MARKET BORROWINGS			3,611,669,239

INTERNATIONAL FINANCE CORPORATION	Page 92

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_48XXXXX	AUD	3,000,000	2,061,900	2.70	30-Oct-19
19_287_B1X	AUD	6,420,000	4,473,777	0.1	26-Dec-19
	Sum Of Notional	9,420,000	6,535,677
16_59XXXXX	BRL	138,100,000	34,500,849	11.12	28-Oct-19
16_57XXXXX	BRL	11,000,000	2,756,685	8	29-Oct-19
16_97XXXXX	BRL	12,000,000	3,007,293	8	29-Oct-19
16_143_B1X	BRL	40,000,000	9,794,319	—	07-Nov-19
15_58XXXXX	BRL	30,000,000	7,128,600	8.55	05-Dec-19
16_80XXXXX	BRL	58,410,000	14,090,827	10.2	09-Dec-19
17_145XXXX	BRL	21,000,000	5,169,613	7.78	19-Dec-19
	Sum Of Notional	310,510,000	76,448,186
19_98XXXXX	CLP	2,070,000,000	2,847,318	2.30	28-Oct-19
	Sum Of Notional	2,070,000,000	2,847,318
18_102XXXX	CNY	47,000,000	6,695,013	3.92	13-Nov-19
18_142XXXX	CNY	47,000,000	6,704,947	4.07	19-Dec-19
	Sum Of Notional	94,000,000	13,399,960
15_511XXXX	CRC	833,333,333	1,432,595	7.86	15-Nov-19
	Sum Of Notional	833,333,333	1,432,595
15_509XXXX	INR	1,500,000,000	21,074,075	8.00	18-Oct-19
	Sum Of Notional	1,500,000,000	21,074,075
15_49XXXXX	JPY	2,970,000,000	27,289,015	1	30-Oct-19
18_232_B1X	JPY	4,936,000,000	45,191,119	2.32	10-Nov-19
19_269_B1X	JPY	472,000,000	4,321,355	1.25	12-Nov-19
19_199_B1X	JPY	4,669,000,000	43,030,275	2.6	22-Nov-19
15_61XXXXX	JPY	1,795,000,000	16,486,797	1	25-Nov-19
20_26_B1XX	JPY	1,195,000,000	10,975,890	5.14	25-Nov-19
19_193_B1X	JPY	8,620,000,000	78,999,221	3	27-Nov-19
19_166_B1X	JPY	500,000,000	4,593,688	3.75	03-Dec-19
19_171_B1X	JPY	553,000,000	5,080,619	2.76	03-Dec-19
18_183_B1X	JPY	2,000,000,000	18,403,497	2.77	04-Dec-19
19_167_B1X	JPY	610,000,000	5,613,066	0.1	04-Dec-19
19_180_B1X	JPY	1,000,000,000	9,219,564	0.1	07-Dec-19
15_175_B1X	JPY	1,460,000,000	13,460,563	3.8	08-Dec-19
18_67_B1XX	JPY	2,829,000,000	26,082,146	2.12	09-Dec-19
19_176_B1X	JPY	1,303,000,000	11,904,436	2	16-Dec-19
15_73XXXXX	JPY	1,455,000,000	13,290,706	0.5	19-Dec-19
05_21XXXXX	JPY	1,000,000,000	9,133,254	1.04	27-Dec-19
19_286_B1X	JPY	1,958,000,000	17,882,912	0.1	27-Dec-19
19_279_B1X	JPY	317,000,000	2,904,127	0.1	30-Dec-19
	Sum Of Notional	39,642,000,000	363,862,250
15_59XXXXX	MXN	124,010,000	6,387,165.00	3.67	05-Dec-19
	Sum Of Notional	124,010,000	6,387,165
19_99XXXXX	PLN	25,000,000	6,493,254	1.25	06-Nov-19
	Sum Of Notional	25,000,000	6,493,254

INTERNATIONAL FINANCE CORPORATION	Page 93

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_92XXXXX	RON	155,000,000	36,212,415	2.03	25-Oct-19
19_110XXXX	RON	100,000,000	23,001,461	3.35	28-Nov-19
	Sum Of Notional	255,000,000	59,213,876
18_584XXXX	RSD	101,405,000	962,052	3.75	16-Dec-19
	Sum Of Notional	101,405,000	962,052
17_111XXXX	RUB	4,602,700,000	71,982,590	6.7	25-Oct-19
17_140XXXX	RUB	6,510,200,000	101,887,761	6.74	25-Nov-19
17_159XXXX	RUB	3,159,900,000	50,938,442	6.16	20-Dec-19
	Sum Of Notional	14,272,800,000	224,808,793
15_103XXXX	TRY	50,000,000	8,474,720	—	15-Oct-19
15_50XXXXX	TRY	50,000,000	8,474,720	—	15-Oct-19
18_81XXXXX	TRY	3,500,000	607,359	9.25	27-Nov-19
	Sum Of Notional	103,500,000	17,556,799
19_62XXXXX	USD	20,000,000	20,000,000	2.14	07-Oct-19
16_159_B1X	USD	75,000	75,000	1.75	15-Oct-19
17_241_B1X	USD	1,170,000	1,170,000	2.00	15-Oct-19
17_15XXXXX	USD	15,000,000	15,000,000	0.63	08-Nov-19
16_65_B1XX	USD	23,083,796	23,083,796	3.65	13-Nov-19
15_167_B1X	USD	834,000	834,000	1.50	15-Nov-19
16_184_B1X	USD	4,000,000	4,000,000	1.75	15-Nov-19
18_308XXXX	USD	8,618,000	8,618,000	2.40	15-Nov-19
19_198_B1X	USD	10,000,000	10,000,000	5.10	22-Nov-19
17_132_B1X	USD	30,000,000	30,000,000	5.23	29-Nov-19
17_139_B1X	USD	30,000,000	30,000,000	3.70	29-Nov-19
19_85XXXXX	USD	14,909,940	14,909,940	—	29-Nov-19
15_64_B1XX	USD	100,000,000	100,000,000	—	02-Dec-19
18_99_B2XX	USD	40,000,000	40,000,000	2.19	09-Dec-19
18_130_B1X	USD	53,729,569	53,729,569	3.66	13-Dec-19
15_191_B1X	USD	1,516,000	1,516,000	2.00	16-Dec-19
15_68_B1XX	USD	1,886,000	1,886,000	2.00	16-Dec-19
15_76_B1XX	USD	1,237,000	1,237,000	1.25	16-Dec-19
16_91_B1XX	USD	1,175,000	1,175,000	4	16-Dec-19
18_136_B1X	USD	107,518,235	107,518,235	3.69	20-Dec-19
19_288_B1X	USD	4,060,000	4,060,000	3.7	27-Dec-19
	Sum Of Notional	468,812,540	468,812,540
15_56XXXXX	UYU	485,000,000	12,952,330	9.8	04-Nov-19
	Sum Of Notional	485,000,000	12,952,330
19_580XXXX	UZS	123,000,000,000	12,913,770	9.45	11-Dec-19
	Sum Of Notional	123,000,000,000	12,913,770

TOTAL MATURED MARKET BORROWINGS			1,295,700,640

Net increase in Short-term Borrowings for the quarter ended December 31, 2019			154,422,457

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.